02067892

RECD S.E.C.

DEC 27 2002

1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
JAN 03 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for December 24, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

64030 ARC 2002-BC10
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 24, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________
Name: Ellen V. Kiernan
Title: Vice President

64030 ARC 2002-BC10
Form SE (Computational Materials)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC10

$637,105,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC10
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1 (5)	$281,070,000	1M Libor	2.51	1-89	16.00%	0.45%	1/25/2033	AAA/AAA/Aaa
A2 (6)	$109,420,000	1M Libor	2.50	1-89	16.00%	0.48%	1/25/2033	AAA/AAA/Aaa
A3 (7)	$148,721,000	1M Libor	2.53	1-89	16.00%	0.43%	1/25/2033	AAA/AAA/Aaa
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	12/25/04	AAA/AAA/Aaa
A4 (9)	$44,935,000	1M Libor	4.96	39-89	9.00%	0.70%	1/25/2033	AAA/NR/NR
M1	$22,467,000	1M Libor	4.92	38-89	5.50%	1.00%	1/25/2033	AA/NR/NR
M2	$16,048,000	1M Libor	4.90	37-89	3.00%	2.50%	1/25/2033	A/A/NR
M3	$8,024,000	1M Libor	4.81	37-89	1.75%	3.25%	1/25/2033	BBB+/BBB+/Baa2
B	$6,420,000	5.75%	4.17	37-75	0.75%	N/A	1/25/2033	BBB-/BBB-Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1 (5)	$281,070,000	1M Libor	2.73	1-196	16.00%	0.45%	1/25/2033	AAA/AAA/Aaa
A2 (6)	$109,420,000	1M Libor	2.71	1-194	16.00%	0.48%	1/25/2033	AAA/AAA/Aaa
A3 (7)	$148,721,000	1M Libor	2.78	1-198	16.00%	0.43%	1/25/2033	AAA/AAA/Aaa
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	12/25/04	AAA/AAA/Aaa
A4(9)	$44,935,000	1M Libor	5.45	39-157	9.00%	0.70%	1/25/2033	AAA/NR/NR
M1	$22,467,000	1M Libor	5.31	38-136	5.50%	1.00%	1/25/2033	AA/NR/NR
M2	$16,048,000	1M Libor	5.14	37-118	3.00%	2.50%	1/25/2033	A/A/NR
M3	$8,024,000	1M Libor	4.83	37-95	1.75%	3.25%	1/25/2033	BBB+/BBB+/Baa2
B	$6,420,000	5.75%	4.17	37-75	0.75%	N/A	1/25/2033	BBB-/BBB-Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.75%

(4) All Classes of Certificates will be rated by S&P. The Class A1, A2, A3, M3 and B Certificates will also be rated by Moody's & Fitch. The Class M2 will also be rated by Fitch.

(5) Class A1 is the Senior Certificate of Group 1.

(6) Class A2 is the Senior Certificate of Group 2.

(7) Class A3 is the Senior Certificate of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

(9) Class A4 will be a Subordinate Senior Certificate.

Mortgage Insurance

Approximately 65.1% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. Approximately 90.0% of these insured mortgage loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

At the Senior level, the collateral is divided up into three Groups, Group 1, Group 2 and Group 3. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate, all Group 2 principal will paid to the Class A2 Certificate and all Group 3 principal will be paid to the Class A3 certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts. Principal will then be allocated sequentially to the A4, M1, M2, M3 and B.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class A1 Certificate from Group 1, from Group 2 to the Class A2 Certificate and from Group 3 to the Class A3 Certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the A4, M1, M2, M3 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50 % of the Cut-Off Date Pool Balance.

There will be rating agency defined Cumulative Loss and Delinquency Triggers, either of which will constitute a "Trigger Event" with respect to the Principal Payment Priority and the Overcollateralization Target.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1, M2, and M3 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class B will be equal to the lesser of (i) 5.75% and (ii) their Net Funds Cap (as defined herein). The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on December 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1, Group 2 and Group 3, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A3 and Current and Carryforward Interest to the Class A-IO(3) from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes A4, M1, M2, M3 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3, and then sequentially to Classes A4, M1, M2, M3 and B to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes A4, M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(11) To pay sequentially to Classes A4, M1, M2, M3 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of three components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	A-IO(3) Notional Amount	Total Notional Amount
1-6	$42,986,548	$ 110,420,468	$58,426,457	$211,833,473
7-12	$35,170,812	$90,344,019	$47,803,465	$173,318,296
13-18	$27,355,076	$70,267,570	$37,180,472	$134,803,118
19-24	$7,815,736	$20,076,448	$10,622,992	$38,515,176

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Balance will be approximately 20% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 52% of the aggregate Class A-IO Notional Balance. The A-IO(3) Component Notional Balance will be approximately 28% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	636,578,850
3	631,130,600
4	624,759,900
5	617,477,200
6	609,298,650
7	600,242,300
8	590,333,800
9	579,627,300
10	568,192,150
11	556,084,400
12	543,924,400

Month	Approximate Notional Balance ($)
13	532,032,300
14	520,403,350
15	509,031,850
16	497,911,150
17	487,036,500
18	476,401,250
19	466,001,600
20	455,830,900
21	445,883,450
22	436,155,450
23	426,253,600
24	406,951,500

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A3 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date will be the weighted average of the Class A1 "Net Funds Cap," the Class A2 "Net Funds Cap" and the Class A3 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, the Class M Certificates in inverse order of rank (together with the Class B Certificates, the "Subordinate Certificates"), and the Class A4 Certificate. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 and A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class A1, Class A2, Class A3 and Class A4 will double, the margins on the Class M1, M2, and M3 will increase to 1.5 times their initial margin, and the interest rate on the Class B Certificates will increase to 6.25%.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (50.1%), Finance America (23.1%), Peoples Choice Home Loan (16.0%), Fieldstone (4.8%), and Aurora Loan Services (4.4%) and as of the closing date will be serviced by Option One (50.1%), Ocwen (27.9%), Fairbanks (17.6%), and Aurora Loan Services (4.4%). The loans currently serviced by Option One are expected to transfer to another servicer in the securitization on or prior to March 1, 2003.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M Certificates and the Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation, and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A4 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates and the Class A4 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date, for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 47.00% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A4, the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA/Aaa Libor Floater (Group 1)	A2 AAA/AAA/Aaa Libor Floater (Group 2)	A3 AAA/AAA/Aaa Libor Floater (Group 3)	A-IO AAA/AAA/Aaa 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3.
A4 AAA/NR/NR Libor Floater				
M1 AA/NR/NR Libor Floater				Classes A4, M1, M2, M3, and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A/NR Libor Floater				
M3 BBB+/BBB+/ Baa2 Libor Floater				
B BBB-/BBB-/ Baa3 5.75% Coupon				

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Darius Houseal	(212) 526-9466

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC10
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: January 27, 2003
Cut-Off Date:	December 1, 2002
Expected Pricing Date:	December [ ], 2002
Closing Date:	December 30, 2002
Settlement Date:	December 30, 2002 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	December 25, 2002
Day Count:	Actual/360 on the Libor Certificates 30/360 on Class A-IO and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.0080% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates and the Class A4. Minimum $500,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.14	3.45	2.51	1.87	1.39
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A2					
Avg. Life (yrs)	5.13	3.44	2.50	1.87	1.39
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A3					
Avg. Life (yrs)	5.18	3.49	2.53	1.90	1.41
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A4					
Avg. Life (yrs)	9.68	6.53	4.96	4.32	4.29
Window (mos)	56-176	37-121	39-89	41-69	44-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M1					
Avg. Life (yrs)	9.68	6.53	4.92	4.13	3.81
Window (mos)	56-176	37-121	38-89	39-69	41-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M2					
Avg. Life (yrs)	9.68	6.53	4.90	4.07	3.66
Window (mos)	56-176	37-121	37-89	38-69	39-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M3					
Avg. Life (yrs)	9.54	6.42	4.81	3.97	3.53
Window (mos)	56-176	37-121	37-89	37-69	38-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class B					
Avg. Life (yrs)	8.32	5.56	4.17	3.47	3.17
Window (mos)	56-150	37-102	37-75	37-58	37-46
Expected Final Mat.	6/25/15	6/25/11	3/25/09	10/25/07	10/25/06

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.40	2.13	1.36
Window (mos)	1-119	1-77	1-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class A2			
Avg. Life (yrs)	3.40	2.13	1.36
Window (mos)	1-119	1-77	1-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class A3			
Avg. Life (yrs)	3.40	2.12	1.36
Window (mos)	1-119	1-77	1-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class A4			
Avg. Life (yrs)	6.42	4.52	4.29
Window (mos)	37-119	40-77	45-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class M1			
Avg. Life (yrs)	6.42	4.41	3.80
Window (mos)	37-119	39-77	41-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class M2			
Avg. Life (yrs)	6.42	4.36	3.64
Window (mos)	37-119	38-77	39-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class M3			
Avg. Life (yrs)	6.31	4.26	3.49
Window (mos)	37-119	37-77	38-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class B			
Avg. Life (yrs)	5.46	3.70	3.15
Window (mos)	37-100	37-64	37-45
Expected Final Mat.	4/25/11	4/25/08	9/25/06

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.51	3.74	2.73	2.05	1.53
Window (mos)	1-324	1-256	1-196	1-154	1-123
Expected Final Mat.	12/25/29	4/25/24	4/25/19	10/25/15	3/25/13
Class A2					
Avg. Life (yrs)	5.49	3.72	2.71	2.03	1.51
Window (mos)	1-323	1-254	1-194	1-152	1-121
Expected Final Mat.	11/25/29	2/25/24	2/25/19	8/25/15	1/25/13
Class A3					
Avg. Life (yrs)	5.56	3.79	2.78	2.09	1.57
Window (mos)	1-325	1-258	1-198	1-156	1-126
Expected Final Mat.	1/25/30	6/25/24	6/25/19	12/25/15	6/25/13
Class A4					
Avg. Life (yrs)	10.50	7.16	5.45	4.70	4.60
Window (mos)	56-284	37-209	39-157	41-123	44-99
Expected Final Mat.	8/25/26	5/25/20	1/25/16	3/25/13	3/25/11
Class M1					
Avg. Life (yrs)	10.37	7.04	5.31	4.44	4.05
Window (mos)	56-255	37-182	38-136	39-106	41-85
Expected Final Mat.	3/25/24	2/25/18	4/25/14	10/25/11	1/25/10
Class M2					
Avg. Life (yrs)	10.10	6.83	5.14	4.25	3.80
Window (mos)	56-227	37-159	37-118	38-92	39-74
Expected Final Mat.	11/25/21	3/25/16	10/25/12	8/25/10	2/25/09
Class M3					
Avg. Life (yrs)	9.58	6.44	4.83	3.99	3.53
Window (mos)	56-188	37-129	37-95	37-74	38-59
Expected Final Mat.	8/25/18	9/25/13	11/25/10	2/25/09	11/25/07
Class B					
Avg. Life (yrs)	8.32	5.56	4.17	3.47	3.17
Window (mos)	56-150	37-102	37-75	37-58	37-46
Expected Final Mat.	6/25/15	6/25/11	3/25/09	10/25/07	10/25/06

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.69	2.32	1.49
Window (mos)	1-254	1-171	1-122
Expected Final Mat.	2/25/24	3/25/17	2/25/13
Class A2			
Avg. Life (yrs)	3.69	2.32	1.49
Window (mos)	1-254	1-171	1-122
Expected Final Mat.	2/25/24	3/25/17	2/25/13
Class A3			
Avg. Life (yrs)	3.68	2.31	1.48
Window (mos)	1-252	1-170	1-121
Expected Final Mat.	12/25/23	2/25/17	1/25/13
Class A4			
Avg. Life (yrs)	7.03	4.92	4.61
Window (mos)	37-205	40-135	45-96
Expected Final Mat.	1/25/20	3/25/14	12/25/10
Class M1			
Avg. Life (yrs)	6.92	4.73	4.02
Window (mos)	37-179	39-117	41-83
Expected Final Mat.	11/25/17	9/25/12	11/25/09
Class M2			
Avg. Life (yrs)	6.71	4.55	3.76
Window (mos)	37-156	38-101	39-72
Expected Final Mat.	12/25/15	5/25/11	12/25/08
Class M3			
Avg. Life (yrs)	6.33	4.27	3.50
Window (mos)	37-126	37-82	38-58
Expected Final Mat.	6/25/13	10/25/09	10/25/07
Class B			
Avg. Life (yrs)	5.46	3.70	3.15
Window (mos)	37-100	37-64	37-45
Expected Final Mat.	4/25/11	4/25/08	9/25/06

A-IO Sensitivity Analysis (1)	
Price (2)	Yield (%)
7-16	5.529%
7-16+	5.253%
7-17	4.978%
7-17+	4.704%
7-18	4.431%
7-18+	4.159%
7-19	3.889%
7-19+	3.619%
7-20	3.351%
7-20+	3.084%
7-21	2.817%
Mod. Dur.	0.75(3)

(1) Shown at 100% of the Prepayment Assumption as defined on page one, and with a closing date of December 30, 2002.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 7-18+ plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A3 Funds Cap (%)	Mezz Funds Cap (%)	Period	A3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.69065	9.56172
2	N/A	N/A	32	9.37659	9.2518
3	N/A	N/A	33	9.57058	9.30423
4	N/A	N/A	34	10.54621	9.79436
5	N/A	N/A	35	10.20365	10.17922
6	N/A	N/A	36	10.54133	10.51619
7	N/A	N/A	37	10.19892	10.1747
8	N/A	N/A	38	10.19656	10.17243
9	N/A	N/A	39	11.38288	11.28644
10	N/A	N/A	40	10.91221	10.36662
11	N/A	N/A	41	11.27278	11.30024
12	N/A	N/A	42	10.90607	10.93289
13	N/A	N/A	43	11.26643	11.29439
14	N/A	N/A	44	10.89992	10.92721
15	N/A	N/A	45	10.98335	10.94824
16	N/A	N/A	46	11.82603	11.44259
17	N/A	N/A	47	11.44094	11.53721
18	N/A	N/A	48	11.81857	11.91838
19	N/A	N/A	49	11.43371	11.53061
20	N/A	N/A	50	11.43009	11.5273
21	N/A	N/A	51	12.74586	12.78495
22	N/A	N/A	52	11.50867	11.54436
23	N/A	N/A	53	11.88845	12.17855
24	N/A	N/A	54	11.50123	11.7822
25	8.74399	8.60393	55	11.88075	12.17132
26	8.74314	8.6029	56	11.49377	11.7752
27	9.67895	9.52349	57	11.5754	11.79523
28	9.38241	8.77762	58	11.9573	12.18692
29	9.69366	9.56477	59	11.56777	11.85524
30	9.3795	9.25476	60	11.94941	12.24672

(1) Based on 6 month LIBOR of 20% for each period.

Assumes prepayments occur at 100% of the pricing speed.

ARC 2002-BC10 Collateral Summary – Aggregate

Total Number of Loans	3,876	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$641,919,618	Yes	30.2%
Average Loan Principal Balance	$165,614	No	69.8%
Fixed Rate	18.1%		
Adjustable Rate	81.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.2%	Yes	65.1%
Weighted Average Margin	6.4%	No	34.9%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.8%	None	13.8%
Weighted Average Floor	8.2%	0.001-1.000	5.8%
Weighted Average Original Term (mo.)	357.5	1.001-2.000	57.0%
Weighted Average Remaining Term (mo.)	355.7	2.001-3.000	19.1%
Weighted Average Loan Age (mo.)	1.8	3.001-4.000	0.1%
Weighted Average Combined LTV	81.3%	4.001-5.000	4.2%
Non-Zero Weighted Average FICO	613		
Non-Zero Weighted Average DTI	40.5%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	99.1%	CA	45.2%
Second	0.9%	FL	6.7%
		IL	6.0%
Product Type		HI	4.5%
2/28 ARM (LIBOR)	69.1%	NJ	3.1%
Fixed Rate	17.7%	TX	3.1%
3/27 ARM (LIBOR)	12.7%		
Balloon	0.4%	**Occupancy Status**	
Other	0.1%	Primary Home	91.2%
		Investment	7.5%
		Second Home	1.3%

Collateral Characteristics – Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	305	$11,509,270.47	1.79%
50,000.01 - 100,000.00	946	70,739,938.22	11.02
100,000.01 - 150,000.00	832	103,595,828.21	16.14
150,000.01 - 200,000.00	702	122,432,394.13	19.07
200,000.01 - 250,000.00	444	99,225,132.87	15.46
250,000.01 - 300,000.00	254	69,579,143.05	10.84
300,000.01 - 350,000.00	113	37,602,438.40	5.86
350,000.01 - 400,000.00	119	44,549,712.91	6.94
400,000.01 - 450,000.00	54	23,188,871.87	3.61
450,000.01 - 500,000.00	50	23,905,684.65	3.72
500,000.01 - 550,000.00	16	8,472,196.00	1.32
550,000.01 - 600,000.00	8	4,627,385.57	0.72
600,000.01 - 650,000.00	24	15,271,845.87	2.38
650,000.01 - 700,000.00	2	1,353,494.32	0.21
700,000.01 - 750,000.00	1	748,319.71	0.12
750,000.01 - 800,000.00	2	1,528,974.89	0.24
800,000.01 - 850,000.00	2	1,657,813.94	0.26
900,000.01 - 950,000.00	1	932,035.24	0.15
950,000.01 - 1,000,000.00	1	999,137.34	0.16
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Minimum: $9,946.15
Maximum: $999,137.34
Average: $165,613.94

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	10	$3,200,088.88	0.50%
6.001 - 6.500	111	25,700,272.77	4.00
6.501 - 7.000	351	79,549,856.53	12.39
7.001 - 7.500	508	109,267,788.92	17.02
7.501 - 8.000	585	115,290,188.38	17.96
8.001 - 8.500	477	84,936,253.32	13.23
8.501 - 9.000	519	81,628,411.01	12.72
9.001 - 9.500	347	49,385,069.44	7.69
9.501 - 10.000	288	34,088,688.70	5.31
10.001 - 10.500	256	24,098,769.63	3.75
10.501 - 11.000	189	18,182,491.77	2.83
11.001 - 11.500	117	8,061,431.65	1.26
11.501 - 12.000	63	4,656,984.75	0.73
12.001 - 12.500	29	2,336,346.99	0.36
12.501 - 13.000	15	1,142,818.47	0.18
13.001 - 13.500	1	9,946.15	0.00
13.501 - 14.000	10	384,210.30	0.06
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Minimum: 5.750%
Maximum: 14.000%
Weighted Average: 8.244%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	102	$8,566,370.57	1.33%
181 - 240	6	552,502.09	0.09
301 - 360	3,768	632,800,745.00	98.58
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.5

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	8	$584,977.19	0.09%
171 - 180	94	7,981,393.38	1.24
181 - 240	6	552,502.09	0.09
301 - 360	3,768	632,800,745.00	98.58
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Minimum: 133.0
Maximum: 360.0
Weighted Average: 355.7

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$348,588.19	0.05%
20.001 - 30.000	11	1,389,084.75	0.22
30.001 - 40.000	26	2,378,245.89	0.37
40.001 - 50.000	55	7,136,366.58	1.11
50.001 - 60.000	117	17,589,759.27	2.74
60.001 - 70.000	344	54,347,008.35	8.47
70.001 - 80.000	1,472	255,253,371.54	39.76
80.001 - 90.000	1,328	221,841,721.97	34.56
90.001 - 100.000	517	81,635,471.12	12.72
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Non-Zero Minimum: 11.778%
Maximum: 100.000%
Non-Zero WA: 81.347%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	3	$461,663.42	0.07%
501 - 550	764	108,601,182.64	16.92
551 - 600	1,041	164,604,961.59	25.64
601 - 650	1,144	196,384,730.69	30.59
651 - 700	657	121,056,827.38	18.86
701 - 750	209	39,881,379.16	6.21
751 - 800	58	10,928,872.78	1.70
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Non-Zero Minimum: 500
Maximum: 799
Non-Zero WA: 613

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,771	$302,875,578.19	47.18%
Purchase	1,522	243,020,790.06	37.86
Rate/Term Refinance	409	67,175,406.65	10.46
Debt Consolidation	173	28,764,184.92	4.48
Construction Permanent	1	83,657.84	0.01
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	2,808	$453,823,812.68	70.70%
PUD	356	75,671,819.02	11.79
2-4 Family	314	58,662,850.33	9.14
Condo	366	51,039,825.37	7.95
Manufactured Housing	28	2,459,161.62	0.38
Row House	3	164,613.68	0.03
Townhouse	1	97,534.96	0.02
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	963	$200,223,192.08	31.19%
CA-N	382	90,229,828.45	14.06
FL	355	43,161,439.30	6.72
IL	239	38,338,837.79	5.97
HI	140	28,838,652.66	4.49
NJ	110	19,816,385.89	3.09
TX	172	19,629,864.68	3.06
NY	75	18,319,073.45	2.85
MI	137	15,394,995.98	2.40
WA	92	14,643,269.32	2.28
OH	151	13,105,441.20	2.04
NV	78	12,996,877.60	2.02
CO	62	12,162,800.38	1.89
AZ	90	12,139,909.90	1.89
PA	105	10,166,910.00	1.58
MD	52	8,316,470.60	1.30
MA	41	8,216,368.29	1.28
CT	58	8,212,095.61	1.28
OR	55	7,770,931.65	1.21
UT	40	7,690,541.96	1.20
MN	36	5,715,318.97	0.89
MO	52	4,750,939.36	0.74
VA	29	4,729,092.01	0.74
GA	24	3,738,367.40	0.58
NC	34	3,472,545.84	0.54
IN	44	3,391,436.46	0.53
OK	39	3,132,409.57	0.49
NM	23	3,073,409.13	0.48
TN	36	2,622,569.19	0.41
WI	26	2,011,365.80	0.31
Other	136	15,908,277.14	2.48
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	515	$88,732,978.45	13.82%
1% of Orig. Bal.	30	2,878,908.36	0.45
1% of UPB	120	14,082,755.86	2.19
2 Mos. Int. on 80% UPB	7	1,295,537.80	0.20
2% of UPB	82	10,571,024.27	1.65
3 Mos. Int. on UPB	33	6,640,325.64	1.03
3% 2% 1% of UPB	96	13,430,388.62	2.09
3% of UPB	2	229,847.75	0.04
5% 4% 3% 2% 1% of UPB	6	374,402.93	0.06
5% of UPB	23	2,188,189.77	0.34
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,040	370,684,399.31	57.75
6 Mos. Int. on 80% of Orig. Bal.	34	3,601,292.17	0.56
6 Mos. Int. on 80% of UPB	884	126,473,837.01	19.70
6% of UPB	4	735,729.72	0.11
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,588	$415,767,199.07	64.77%
Stated	1,135	196,760,109.76	30.65
Limited	145	27,538,473.27	4.29
No Documentation	6	1,254,831.60	0.20
No Ratio	2	599,003.96	0.09
Total:	**3,876**	**$641,919,617.66**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.001 - 3.500	2	$933,630.39	0.18%
3.501 - 4.000	4	1,576,198.80	0.30
4.001 - 4.500	12	3,121,571.41	0.59
4.501 - 5.000	76	13,534,648.32	2.57
5.001 - 5.500	114	20,468,983.61	3.89
5.501 - 6.000	832	154,681,337.08	29.43
6.001 - 6.500	953	157,913,191.57	30.04
6.501 - 7.000	623	107,404,167.34	20.43
7.001 - 7.500	293	47,086,769.55	8.96
7.501 - 8.000	83	12,956,362.55	2.46
8.001 - 8.500	24	3,623,032.04	0.69
8.501 - 9.000	12	1,324,619.26	0.25
9.001 - 9.500	3	297,660.91	0.06
9.501 - 10.000	2	118,022.04	0.02
10.001 >=	7	605,984.94	0.12
Total:	**3,040**	**$525,646,179.81**	**100.00%**

Minimum: 3.500%
Maximum: 11.240%
Weighted Average: 6.366%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,016	$521,645,637.90	99.24%
1.500	22	3,778,056.18	0.72
2.000	1	74,706.10	0.01
3.000	1	147,779.63	0.03
Total:	**3,040**	**$525,646,179.81**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.004%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1	$258,802.38	0.05%
1.500	15	3,683,029.39	0.70
2.000	1,570	277,099,986.39	52.72
3.000	1,454	244,604,361.65	46.53
Total:	**3,040**	**$525,646,179.81**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.461%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	1	$258,802.38	0.05%
11.501 - 12.000	7	2,344,761.96	0.45
12.001 - 12.500	31	7,729,571.72	1.47
12.501 - 13.000	105	26,597,039.46	5.06
13.001 - 13.500	216	49,428,005.85	9.40
13.501 - 14.000	361	79,124,064.27	15.05
14.001 - 14.500	421	85,079,577.35	16.19
14.501 - 15.000	494	89,336,605.81	17.00
15.001 - 15.500	345	55,288,447.76	10.52
15.501 - 16.000	343	49,465,776.68	9.41
16.001 - 16.500	276	34,949,657.84	6.65
16.501 - 17.000	197	22,373,067.31	4.26
17.001 - 17.500	102	10,470,429.93	1.99
17.501 - 18.000	79	7,821,354.63	1.49
18.001 - 18.500	34	3,253,798.52	0.62
18.501 - 19.000	21	1,660,105.00	0.32
19.001 - 19.500	6	401,128.31	0.08
19.501 >=	1	63,985.03	0.01
Total:	**3,040**	**$525,646,179.81**	**100.00%**

Minimum: 11.500%
Maximum: 19.900%
Weighted Average: 14.762%

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	3	$382,230.64	0.07%
5.501 - 6.000	10	3,200,088.88	0.61
6.001 - 6.500	107	24,578,495.41	4.68
6.501 - 7.000	274	62,669,493.43	11.92
7.001 - 7.500	373	81,933,112.75	15.59
7.501 - 8.000	468	96,163,103.57	18.29
8.001 - 8.500	380	69,763,228.65	13.27
8.501 - 9.000	419	68,054,353.57	12.95
9.001 - 9.500	293	42,697,739.88	8.12
9.501 - 10.000	248	30,507,929.83	5.80
10.001 - 10.500	200	20,805,164.13	3.96
10.501 - 11.000	134	13,941,866.02	2.65
11.001 - 11.500	60	5,300,367.65	1.01
11.501 - 12.000	44	3,185,904.26	0.61
12.001 - 12.500	19	1,671,627.14	0.32
12.501 - 13.000	8	791,474.00	0.15
Total:	**3,040**	**$525,646,179.81**	**100.00%**

Minimum: 5.000%
Maximum: 13.00%
Weighted Average: 8.235%

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	1	$118,683.05	0.02%
2003-02	3	335,843.00	0.06
2003-03	4	475,109.99	0.09
2003-04	4	426,056.77	0.08
2003-05	6	608,380.85	0.12
2003-06	6	541,054.10	0.10
2003-07	5	482,131.94	0.09
2003-08	2	184,606.50	0.04
2003-09	5	787,307.55	0.15
2003-10	2	288,883.55	0.05
2003-11	6	811,802.60	0.15
2003-12	3	487,829.60	0.09
2004-01	3	302,377.73	0.06
2004-02	3	488,956.29	0.09
2004-03	3	441,814.79	0.08
2004-04	4	677,397.86	0.13
2004-05	3	291,815.39	0.06
2004-06	1	112,374.81	0.02
2004-07	4	923,514.92	0.18
2004-08	14	2,399,830.68	0.46
2004-09	51	11,239,993.83	2.14
2004-10	1,032	177,595,227.26	33.79
2004-11	1,355	244,482,514.88	46.51
2004-12	5	946,214.04	0.18
2005-02	1	83,657.84	0.02
2005-04	1	100,804.10	0.02
2005-09	7	798,254.26	0.15
2005-10	232	32,340,283.43	6.15
2005-11	271	46,051,872.24	8.76
2005-12	1	328,500.00	0.06
2007-09	1	223,498.13	0.04
2007-10	1	269,587.83	0.05
Total:	**3,040**	**$525,646,179.81**	**100.00%**

ARC 2002-BC10 Collateral Summary – Group 3

Total Number of Loans	721	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$177,049,871	Yes	18.5%
Average Loan Principal Balance	$245,562	No	81.5%
Fixed Rate	23.1%		
Adjustable Rate	76.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	83.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	39.7%
Weighted Average Margin	6.3%	No	60.3%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.3%	None	17.0%
Weighted Average Floor	7.9%	0.001-1.000	7.1%
Weighted Average Original Term (mo.)	356.3	1.001-2.000	51.1%
Weighted Average Remaining Term (mo.)	353.7	2.001-3.000	14.9%
Weighted Average Loan Age (mo.)	2.6	3.001-4.000	0.3%
Weighted Average Combined LTV	82.3%	4.001-5.000	9.7%
Non-Zero Weighted Average FICO	622		
Non-Zero Weighted Average DTI	40.7%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	96.9%	CA	55.7%
Second	3.1%	FL	6.0%
		NY	3.6%
Product Type		IL	3.3%
2/28 ARM (LIBOR)	67.7%	TX	3.2%
Fixed Rate	22.0%		
3/27 ARM (LIBOR)	9.2%	**Occupancy Status**	
Balloon	1.0%	Primary Home	92.8%
		Investment	4.6%
		Second Home	2.6%

Collateral Characteristics – Group 3

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	111	$3,723,566.57	2.10%
50,000.01 - 100,000.00	164	11,837,994.35	6.69
100,000.01 - 150,000.00	60	7,308,547.12	4.13
150,000.01 - 200,000.00	33	5,664,571.04	3.20
200,000.01 - 250,000.00	13	2,893,949.39	1.63
250,000.01 - 300,000.00	5	1,356,782.86	0.77
300,000.01 - 350,000.00	78	26,162,311.07	14.78
350,000.01 - 400,000.00	105	39,436,784.45	22.27
400,000.01 - 450,000.00	48	20,569,525.31	11.62
450,000.01 - 500,000.00	47	22,504,635.96	12.71
500,000.01 - 550,000.00	16	8,472,196.00	4.79
550,000.01 - 600,000.00	8	4,627,385.57	2.61
600,000.01 - 650,000.00	24	15,271,845.87	8.63
650,000.01 - 700,000.00	2	1,353,494.32	0.76
700,000.01 - 750,000.00	1	748,319.71	0.42
750,000.01 - 800,000.00	2	1,528,974.89	0.86
800,000.01 - 850,000.00	2	1,657,813.94	0.94
900,000.01 - 950,000.00	1	932,035.24	0.53
950,000.01 - 1,000,000.00	1	999,137.34	0.56
Total:	**721**	**$177,049,871.00**	**100.00%**

Minimum: $9,946.15
Maximum: $999,137.34
Average: $245,561.54

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	4	$1,940,837.52	1.10%
6.001 - 6.500	22	8,726,736.93	4.93
6.501 - 7.000	61	26,447,657.37	14.94
7.001 - 7.500	85	33,950,244.10	19.18
7.501 - 8.000	83	31,848,568.82	17.99
8.001 - 8.500	68	23,450,902.12	13.25
8.501 - 9.000	91	20,061,706.31	11.33
9.001 - 9.500	55	9,778,490.60	5.52
9.501 - 10.000	35	4,876,376.45	2.75
10.001 - 10.500	52	3,960,482.84	2.24
10.501 - 11.000	55	5,251,250.09	2.97
11.001 - 11.500	60	3,036,402.28	1.71
11.501 - 12.000	19	1,962,347.78	1.11
12.001 - 12.500	11	702,807.89	0.40
12.501 - 13.000	9	660,903.45	0.37
13.001 - 13.500	1	9,946.15	0.01
13.501 - 14.000	10	384,210.30	0.22
Total:	**721**	**$177,049,871.00**	**100.00%**

Minimum: 5.750%
Maximum: 14.000%
Weighted Average: 8.115%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	58	$3,540,484.99	2.00%
181 - 240	4	219,972.48	0.12
301 - 360	659	173,289,413.53	97.88
Total:	**721**	**$177,049,871.00**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	8	$584,977.19	0.33%
171 - 180	50	2,955,507.80	1.67
181 - 240	4	219,972.48	0.12
301 - 360	659	173,289,413.53	97.88
Total:	**721**	**$177,049,871.00**	**100.00%**

Minimum: 133.0
Maximum: 360.0
Weighted Average: 353.7

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$31,979.46	0.02%
20.001 - 30.000	4	942,703.85	0.53
30.001 - 40.000	3	421,348.70	0.24
40.001 - 50.000	10	1,644,183.18	0.93
50.001 - 60.000	7	2,299,514.61	1.30
60.001 - 70.000	48	13,328,502.98	7.53
70.001 - 80.000	237	70,629,582.64	39.89
80.001 - 90.000	210	58,928,861.71	33.28
90.001 - 100.000	201	28,823,193.87	16.28
Total:	**721**	**$177,049,871.00**	**100.00%**

Non-Zero Minimum: 20.000%
Maximum: 100.000%
Non-Zero WA: 82.285%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
501 - 550	97	$18,258,843.70	10.31%
551 - 600	169	42,990,388.79	24.28
601 - 650	241	60,159,559.18	33.98
651 - 700	161	41,429,880.00	23.40
701 - 750	43	11,829,621.41	6.68
751 - 800	10	2,381,577.92	1.35
Total:	**721**	**$177,049,871.00**	**100.00%**

Non-Zero Minimum: 503
Maximum: 788
Non-Zero WA: 622

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	327	$77,523,402.66	43.79%
Cash Out Refinance	291	74,631,227.92	42.15
Rate/Term Refinance	68	16,516,511.78	9.33
Debt Consolidation	34	8,295,070.80	4.69
Construction Permanent	1	83,657.84	0.05
Total:	**721**	**$177,049,871.00**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	536	$127,774,763.50	72.17%
PUD	87	30,308,479.57	17.12
Condo	52	10,110,757.55	5.71
2-4 Family	28	7,308,517.74	4.13
Manufactured Housing	17	1,449,817.68	0.82
Townhouse	1	97,534.96	0.06
Total:	**721**	**$177,049,871.00**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	177	$58,710,606.59	33.16%
CA-N	120	39,941,087.28	22.56
FL	77	10,666,825.94	6.02
NY	16	6,443,882.69	3.64
IL	23	5,881,333.66	3.32
TX	30	5,616,139.00	3.17
OH	46	4,514,661.68	2.55
HI	18	4,018,454.66	2.27
CO	13	3,718,001.33	2.10
MI	12	3,534,196.70	2.00
NJ	9	3,131,264.40	1.77
WA	15	2,914,217.52	1.65
AZ	13	2,808,043.13	1.59
NV	10	2,508,703.87	1.42
GA	11	2,251,212.31	1.27
VA	9	2,068,948.15	1.17
MD	8	2,048,543.72	1.16
PA	15	1,996,764.58	1.13
OR	13	1,942,095.71	1.10
MA	6	1,729,610.49	0.98
NC	10	1,100,721.05	0.62
NE	5	1,059,771.38	0.60
LA	7	1,059,719.29	0.60
TN	17	1,006,215.73	0.57
CT	2	944,949.36	0.53
UT	2	858,039.19	0.48
IN	6	607,474.75	0.34
RI	2	553,182.33	0.31
NM	3	516,170.23	0.29
OK	3	472,830.70	0.27
Other	23	2,426,203.58	1.37
Total:	**721**	**$177,049,871.00**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	117	$30,182,387.20	17.05%
1% of Orig. Bal.	3	633,401.61	0.36
1% of UPB	10	3,746,085.27	2.12
2% of UPB	10	2,502,508.95	1.41
3 Mos. Int. on UPB	3	1,093,497.01	0.62
3% 2% 1% of UPB	3	464,973.86	0.26
3% of UPB	2	229,847.75	0.13
5% of UPB	16	1,734,116.56	0.98
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	271	93,811,986.00	52.99
6 Mos. Int. on 80% of Orig. Bal.	34	3,601,292.17	2.03
6 Mos. Int. on 80% of UPB	248	38,314,044.90	21.64
6% of UPB	4	735,729.72	0.42
Total:	**721**	**$177,049,871.00**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	436	$110,455,191.21	62.39%
Stated	238	56,268,410.24	31.78
Limited	43	9,329,703.53	5.27
No Ratio	2	599,003.96	0.34
No Documentation	2	397,562.06	0.22
Total:	**721**	**$177,049,871.00**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.001 - 3.500	2	$933,630.39	0.69%
3.501 - 4.000	2	1,122,925.65	0.82
4.001 - 4.500	3	1,210,479.09	0.89
4.501 - 5.000	5	2,224,988.20	1.63
5.001 - 5.500	10	3,142,752.23	2.31
5.501 - 6.000	113	47,913,588.20	35.18
6.001 - 6.500	121	44,968,167.34	33.02
6.501 - 7.000	59	20,153,417.39	14.80
7.001 - 7.500	23	7,673,711.27	5.63
7.501 - 8.000	19	4,116,924.09	3.02
8.001 - 8.500	7	1,313,083.21	0.96
8.501 - 9.000	7	779,272.99	0.57
9.001 - 9.500	1	129,015.75	0.09
9.501 - 10.000	1	65,048.39	0.05
10.001 >=	4	438,452.85	0.32
Total:	**377**	**$136,185,457.04**	**100.00%**

Minimum: 3.500%
Maximum: 11.240%
Weighted Average: 6.300%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	364	$133,945,367.54	98.36%
1.500	12	2,165,383.40	1.59
2.000	1	74,706.10	0.05
Total:	**377**	**$136,185,457.04**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.008%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	10	$3,014,718.17	2.21%
2.000	140	53,838,273.52	39.53
3.000	227	79,332,465.35	58.25
Total:	**377**	**$136,185,457.04**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.571%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	3	$1,566,702.27	1.15%
12.001 - 12.500	10	4,082,025.96	3.00
12.501 - 13.000	24	11,973,170.85	8.79
13.001 - 13.500	45	19,421,572.32	14.26
13.501 - 14.000	58	24,994,317.55	18.35
14.001 - 14.500	62	24,941,667.75	18.31
14.501 - 15.000	64	23,026,880.05	16.91
15.001 - 15.500	29	10,745,745.20	7.89
15.501 - 16.000	18	4,823,296.21	3.54
16.001 - 16.500	16	3,649,585.77	2.68
16.501 - 17.000	17	2,882,231.60	2.12
17.001 - 17.500	14	1,605,530.34	1.18
17.501 - 18.000	9	1,742,460.08	1.28
18.001 - 18.500	3	253,315.20	0.19
18.501 - 19.000	4	423,634.87	0.31
19.001 - 19.500	1	53,321.02	0.04
Total:	**377**	**$136,185,457.04**	**100.00%**

Minimum: 11.875%
Maximum: 19.350%
Weighted Average: 14.302%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	4	$1,940,837.52	1.43%
6.001 - 6.500	21	8,399,039.26	6.17
6.501 - 7.000	46	20,910,838.35	15.35
7.001 - 7.500	66	28,119,399.99	20.65
7.501 - 8.000	65	27,713,796.90	20.35
8.001 - 8.500	47	19,390,572.33	14.24
8.501 - 9.000	41	13,623,968.52	10.00
9.001 - 9.500	19	5,916,603.69	4.34
9.501 - 10.000	16	3,279,611.28	2.41
10.001 - 10.500	15	2,045,987.54	1.50
10.501 - 11.000	17	2,705,919.46	1.99
11.001 - 11.500	10	915,547.25	0.67
11.501 - 12.000	5	769,511.56	0.57
12.001 - 12.500	2	114,528.56	0.08
12.501 - 13.000	3	339,294.83	0.25
Total:	**377**	**$136,185,457.04**	**100.00%**

Minimum:	5.750%
Maximum:	12.990%
Weighted Average:	7.896%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	1	$118,683.05	0.09%
2003-02	3	335,843.00	0.25
2003-03	3	216,307.61	0.16
2003-04	3	336,691.42	0.25
2003-05	6	608,380.85	0.45
2003-06	6	541,054.10	0.40
2003-07	5	482,131.94	0.35
2003-08	2	184,606.50	0.14
2003-09	5	787,307.55	0.58
2003-10	1	52,751.64	0.04
2003-11	6	811,802.60	0.60
2003-12	3	487,829.60	0.36
2004-01	3	302,377.73	0.22
2004-02	1	147,553.97	0.11
2004-03	3	441,814.79	0.32
2004-04	3	593,735.04	0.44
2004-05	3	291,815.39	0.21
2004-06	1	112,374.81	0.08
2004-07	2	761,780.25	0.56
2004-08	2	465,320.38	0.34
2004-09	14	6,177,101.99	4.54
2004-10	127	50,295,505.55	36.93
2004-11	135	57,068,476.51	41.90
2004-12	2	246,714.04	0.18
2005-02	1	83,657.84	0.06
2005-04	1	100,804.10	0.07
2005-10	13	5,517,541.70	4.05
2005-11	21	8,286,993.09	6.09
2005-12	1	328,500.00	0.24
Total:	**377**	**$136,185,457.04**	**100.00%**

$[669,580,000] (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC10
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Coupon	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1 (5)	$287,209,000	1M Libor	2.51	1-89	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A2 (6)	$116,615,000	1M Libor	2.50	1-89	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A3 (7)	$162,873,000	1M Libor	2.53	1-89	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A-IO (8)	Notional	N/A	N/A	N/A	N/A	TBD	12/25/04	AAA/AAA/Aaa
A4 (9)	$47,225,000	1M Libor	4.96	39-89	9.00%	TBD	1/25/2033	AAA/NR/NR
M1	$23,612,000	1M Libor	4.92	38-89	5.50%	TBD	1/25/2033	AA/NR/NR
M2	$16,866,000	1M Libor	4.90	37-89	3.00%	TBD	1/25/2033	A/A/NR
M3	$8,433,000	N/A	4.81	37-89	1.75%	5.75%	1/25/2033	BBB+/BBB+/Baa2
B	$6,747,000	N/A	4.17	37-75	0.75%	5.75%	1/25/2033	BBB-/BBB-Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Coupon	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1 (5)	$287,209,000	1M Libor	2.73	1-196	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A2 (6)	$116,615,000	1M Libor	2.72	1-194	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A3 (7)	$162,873,000	1M Libor	2.77	1-198	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A-IO (8)	Notional	N/A	N/A	N/A	N/A	TBD	12/25/04	AAA/AAA/Aaa
A4(9)	$47,225,000	1M Libor	5.45	39-157	9.00%	TBD	1/25/2033	AAA/NR/NR
M1	$23,612,000	1M Libor	5.31	38-136	5.50%	TBD	1/25/2033	AA/NR/NR
M2	$16,866,000	1M Libor	5.13	37-118	3.00%	TBD	1/25/2033	A/A/NR
M3	$8,433,000	N/A	4.83	37-95	1.75%	5.75%	1/25/2033	BBB+/BBB+/Baa2
B	$6,747,000	N/A	4.17	37-75	0.75%	5.75%	1/25/2033	BBB-/BBB-Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.75%

(4) All Classes of Certificates will be rated by S&P. The Class A1, A2, A3, M3 and B Certificates will also be rated by Moody's & Fitch. The Class M2 will also be rated by Fitch.

(5) Class A1 is the Senior Certificate of Group 1.

(6) Class A2 is the Senior Certificate of Group 2.

(7) Class A3 is the Senior Certificate of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

(9) Class A4 will be a Subordinate Senior Certificate.

Mortgage Insurance

Approximately 67.88% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian, and Triad. Approximately 89.70% of these insured mortgage loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

At the Senior level, the collateral is divided up into three Groups, Group 1, Group 2 and Group 3. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate, all Group 2 principal will paid to the Class A2 Certificate and all Group 3 principal will be paid to the Class A3 certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts. Principal will then be allocated sequentially to the A4, M1, M2, M3 and B.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class A1 Certificate from Group 1, from Group 2 to the Class A2 Certificate and from Group 3 to the Class A3 Certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the A4, M1, M2, M3 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50 % of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1 and M2 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rates for Class M3 and Class B will be equal to the lesser of (i) 5.75% and (ii) their Net Funds Cap (as defined herein). The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class M3, the Class B and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on December 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1, Group 2 and Group 3, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A3 and Current and Carryforward Interest to the Class A-IO(3) from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes A4, M1, M2, M3 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3, and then sequentially to Classes A4, M1, M2, M3 and B to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes A4, M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(11) To pay sequentially to Classes A4, M1, M2, M3 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of three components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	A-IO(3) Notional Amount	Total Notional Amount
1-6	$ 45,812,981.61	$112,832,165.82	$63,985,935.09	$222,631,083.00
7-12	$37,483,348.59	$92,317,226.58	$52,352,128.71	$182,152,704.00
13-18	$29,153,715.57	$71,802,287.34	$40,718,322.33	$141,674,325.00
19-24	$8,329,633.02	$20,514,939.24	$11,633,806.38	$40,478,379.00

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Balance will be approximately 21% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 51% of the aggregate Class A-IO Notional Balance. The A-IO(3) Component Notional Balance will be approximately 29% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The [twenty-four] month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	636,578,850
3	631,130,600
4	624,759,900
5	617,477,200
6	609,298,650
7	600,242,300
8	590,333,800
9	579,627,300
10	568,192,150
11	556,084,400
12	543,924,400

Month	Approximate Notional Balance ($)
13	532,032,300
14	520,403,350
15	509,031,850
16	497,911,150
17	487,036,500
18	476,401,250
19	466,001,600
20	455,830,900
21	445,883,450
22	436,155,450
23	426,253,600
24	406,951,500

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A3 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date will be the weighted average of the Class A1 "Net Funds Cap," the Class A2 "Net Funds Cap" and the Class A3 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, the Class M Certificates in inverse order of rank (together with the Class B Certificates, the "Subordinate Certificates"), and the Class A4 Certificate. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 and A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class A1, Class A2, Class A3 and Class A4 will double, the margins on the Class M1 and M2 will increase to 1.5 times their initial margin, and the interest rates on the Class M3 and Class B Certificates will increase to 6.25%.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (48.0%), Finance America (23.7%), Peoples Choice Home Loan (16.6%), Fieldstone (4.6%), and Aurora Loan Services (4.2%) and as of the closing date will be serviced by Option One (47.9%), Ocwen (28.8%), Fairbanks (17.9%), and Aurora Loan Services (5.4%). The loans currently serviced by Option One are expected to transfer to another servicer in the securitization on or prior to March 1, 2003.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M Certificates and the Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation, and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A4 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates and the Class A4 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.75% of the cutoff date collateral balance. On or after the Stepdown Date or any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date, provided a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A4, the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1	A2	A3	A-IO	
AAA/AAA/Aaa Libor Floater (Group 1)	AAA/AAA/Aaa Libor Floater (Group 2)	AAA/AAA/Aaa Libor Floater (Group 3)	AAA/AAA/Aaa 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3.
A4 AAA/NR/NR Libor Floater				
M1 AA/NR/NR Libor Floater				Classes A4, M1, M2, M3, and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A/NR Libor Floater				
M3 BBB+/BBB+/ Baa2 5.75% Coupon				
B BBB-/BBB-/ Baa3 5.75% Coupon				

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Darius Houseal	(212) 526-9466

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC10
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: January 27, 2003
Cut-Off Date:	December 1, 2002
Expected Pricing Date:	December [ ], 2002
Closing Date:	December 23, 2002
Settlement Date:	December [ ], 2002 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	December 25, 2002
Day Count:	Actual/360 on the Libor Certificates 30/360 on Class A-IO, Class M3 and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.0080% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates and the Class A4. Minimum $500,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call (2)

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	5.15	3.45	2.51	1.87	1.39
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A2					
Avg. Life (yrs)	5.13	3.44	2.50	1.87	1.39
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A3					
Avg. Life (yrs)	5.18	3.48	2.53	1.89	1.41
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A4					
Avg. Life (yrs)	9.68	6.53	4.96	4.32	4.29
Window (mos)	56-176	37-121	39-89	41-69	44-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M1					
Avg. Life (yrs)	9.68	6.53	4.92	4.13	3.81
Window (mos)	56-176	37-121	38-89	39-69	41-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M2					
Avg. Life (yrs)	9.68	6.53	4.90	4.07	3.66
Window (mos)	56-176	37-121	37-89	38-69	39-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M3					
Avg. Life (yrs)	9.54	6.42	4.81	3.97	3.53
Window (mos)	56-176	37-121	37-89	37-69	38-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class B					
Avg. Life (yrs)	8.32	5.55	4.17	3.47	3.17
Window (mos)	56-150	37-102	37-75	37-58	37-46
Expected Final Mat.	6/25/15	6/25/11	3/25/09	10/25/07	10/25/06

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**
(2) **Assumes a closing date of December 30, 2002.**

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.40	2.13	1.36
Window (mos)	1-118	1-77	1-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class A2			
Avg. Life (yrs)	3.40	2.13	1.36
Window (mos)	1-118	1-77	1-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class A3			
Avg. Life (yrs)	3.39	2.12	1.36
Window (mos)	1-118	1-77	1-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class A4			
Avg. Life (yrs)	6.40	4.52	4.29
Window (mos)	37-118	40-77	45-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class M1			
Avg. Life (yrs)	6.40	4.41	3.80
Window (mos)	37-118	39-77	41-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class M2			
Avg. Life (yrs)	6.40	4.36	3.64
Window (mos)	37-118	38-77	39-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class M3			
Avg. Life (yrs)	6.30	4.26	3.49
Window (mos)	37-118	37-77	38-55
Expected Final Mat.	10/25/12	5/25/09	7/25/07
Class B			
Avg. Life (yrs)	5.46	3.70	3.15
Window (mos)	37-100	37-64	37-45
Expected Final Mat.	4/25/11	4/25/08	9/25/06

(1) Assumes a closing date of December 30, 2002.

Sensitivity Analysis – To Maturity[2]

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	5.51	3.74	2.73	2.05	1.53
Window (mos)	1-324	1-256	1-196	1-154	1-123
Expected Final Mat.	12/25/29	4/25/24	4/25/19	10/25/15	3/25/13
Class A2					
Avg. Life (yrs)	5.49	3.73	2.72	2.04	1.52
Window (mos)	1-323	1-254	1-194	1-152	1-121
Expected Final Mat.	11/25/29	2/25/24	2/25/19	8/25/15	1/25/13
Class A3					
Avg. Life (yrs)	5.55	3.78	2.77	2.08	1.56
Window (mos)	1-325	1-258	1-198	1-156	1-126
Expected Final Mat.	1/25/30	6/25/24	6/25/19	12/25/15	6/25/13
Class A4					
Avg. Life (yrs)	10.50	7.15	5.45	4.70	4.60
Window (mos)	56-284	37-209	39-157	41-123	44-99
Expected Final Mat.	8/25/26	5/25/20	1/25/16	3/25/13	3/25/11
Class M1					
Avg. Life (yrs)	10.37	7.04	5.31	4.44	4.05
Window (mos)	56-255	37-182	38-136	39-106	41-85
Expected Final Mat.	3/25/24	2/25/18	4/25/14	10/25/11	1/25/10
Class M2					
Avg. Life (yrs)	10.10	6.83	5.13	4.25	3.80
Window (mos)	56-227	37-159	37-118	38-92	39-73
Expected Final Mat.	11/25/21	3/25/16	10/25/12	8/25/10	1/25/09
Class M3					
Avg. Life (yrs)	9.57	6.44	4.83	3.99	3.53
Window (mos)	56-188	37-129	37-95	37-74	38-59
Expected Final Mat.	8/25/18	9/25/13	11/25/10	2/25/09	11/25/07
Class B					
Avg. Life (yrs)	8.32	5.55	4.17	3.47	3.17
Window (mos)	56-150	37-102	37-75	37-58	37-46
Expected Final Mat.	6/25/15	6/25/11	3/25/09	10/25/07	10/25/06

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

(2) **Assumes a closing date of December 30, 2002.**

Sensitivity Analysis – To Maturity(1)

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.69	2.32	1.49
Window (mos)	1-254	1-171	1-122
Expected Final Mat.	2/25/24	3/25/17	2/25/13
Class A2			
Avg. Life (yrs)	3.69	2.32	1.49
Window (mos)	1-254	1-171	1-122
Expected Final Mat.	2/25/24	3/25/17	2/25/13
Class A3			
Avg. Life (yrs)	3.68	2.31	1.48
Window (mos)	1-252	1-170	1-121
Expected Final Mat.	12/25/23	2/25/17	1/25/13
Class A4			
Avg. Life (yrs)	7.03	4.92	4.61
Window (mos)	37-205	40-135	45-96
Expected Final Mat.	1/25/20	3/25/14	12/25/10
Class M1			
Avg. Life (yrs)	6.92	4.73	4.02
Window (mos)	37-179	39-117	41-83
Expected Final Mat.	11/25/17	9/25/12	11/25/09
Class M2			
Avg. Life (yrs)	6.71	4.55	3.76
Window (mos)	37-156	38-101	39-72
Expected Final Mat.	12/25/15	5/25/11	12/25/08
Class M3			
Avg. Life (yrs)	6.33	4.27	3.50
Window (mos)	37-126	37-82	38-58
Expected Final Mat.	6/25/13	10/25/09	10/25/07
Class B			
Avg. Life (yrs)	5.46	3.70	3.15
Window (mos)	37-100	37-64	37-45
Expected Final Mat.	4/25/11	4/25/08	9/25/06

(1) Assumes a closing date of December 30, 2002.

A-IO Sensitivity Analysis (1)	
Price (2)	Yield (%)
7-16+	5.253%
7-17	4.978%
7-17+	4.704%
7-18	4.431%
7-18+	4.159%
7-19	3.889%
7-19+	3.619%
7-20	3.351%
7-21+	3.084%
Mod. Dur.	0.75(3)

(1) Shown at 100% of the Prepayment Assumption as defined on page one, and with a closing date of December 30, 2002.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 7-18+ plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A3 Funds Cap (%)	Mezz Funds Cap (%)	Period	A3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.74600	9.58944
2	N/A	N/A	32	9.43020	9.27864
3	N/A	N/A	33	9.61101	9.32955
4	N/A	N/A	34	10.60420	9.96752
5	N/A	N/A	35	10.25985	10.20226
6	N/A	N/A	36	10.59950	10.54002
7	N/A	N/A	37	10.25529	10.19778
8	N/A	N/A	38	10.25301	10.19554
9	N/A	N/A	39	11.43950	11.31144
10	N/A	N/A	40	10.97912	10.53097
11	N/A	N/A	41	11.34202	11.32576
12	N/A	N/A	42	10.97318	10.95760
13	N/A	N/A	43	11.33588	11.31995
14	N/A	N/A	44	10.96723	10.95197
15	N/A	N/A	45	11.04542	10.97249
16	N/A	N/A	46	11.83906	11.47854
17	N/A	N/A	47	11.45371	11.53524
18	N/A	N/A	48	11.83193	11.91638
19	N/A	N/A	49	11.44681	11.52873
20	N/A	N/A	50	11.44335	11.52546
21	N/A	N/A	51	12.75487	12.78239
22	N/A	N/A	52	11.51698	11.54209
23	N/A	N/A	53	11.89721	12.15820
24	N/A	N/A	54	11.50988	11.76256
25	8.78172	8.62493	55	11.88987	12.15108
26	8.78091	8.62392	56	11.50276	11.75567
27	9.72081	9.54679	57	11.57933	11.77524
28	9.43583	8.94141	58	11.96155	12.16622
29	9.74890	9.59246	59	11.57205	11.83253
30	9.43302	9.28157	60	11.95402	12.22330

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes prepayments occur at 100% of the pricing speed.

ARC 2002-BC10 Collateral Summary – Aggregate

Total Number of Loans	4,057	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$674,639,644	Yes	32.0%
Average Loan Principal Balance	$166,290	No	68.0%
Fixed Rate	18.0%		
Adjustable Rate	82.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	84.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.3%	Yes	67.9%
Weighted Average Margin	6.3%	No	32.1%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.7%	None	15.2%
Weighted Average Floor	8.2%	0.001-1.000	5.5%
Weighted Average Original Term (mo.)	357.6	1.001-2.000	56.4%
Weighted Average Remaining Term (mo.)	355.8	2.001-3.000	18.4%
Weighted Average Loan Age (mo.)	1.8	3.001-4.000	0.1%
Weighted Average Combined LTV	81.5%	4.001-5.000	4.4%
Non-Zero Weighted Average FICO	614		
Non-Zero Weighted Average DTI	40.4%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	99.2%	CA	44.0%
Second	0.8%	FL	6.5%
		IL	6.1%
Product Type		HI	4.4%
2/28 ARM (LIBOR)	69.7%	NJ	3.1%
Fixed Rate	17.6%	TX	3.0%
3/27 ARM (LIBOR)	12.2%		
Balloon	0.4%	**Occupancy Status**	
Other	0.1%	Primary Home	90.7%
		Investment	8.0%
		Second Home	1.3%

Collateral Characteristics – Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	323	$12,161,961.93	1.80%
50,000.01 - 100,000.00	988	74,092,107.76	10.98
100,000.01 - 150,000.00	868	108,037,033.05	16.01
150,000.01 - 200,000.00	730	127,448,900.13	18.89
200,000.01 - 250,000.00	466	104,191,668.25	15.44
250,000.01 - 300,000.00	261	71,587,355.57	10.61
300,000.01 - 350,000.00	119	39,610,843.27	5.87
350,000.01 - 400,000.00	128	47,943,606.71	7.11
400,000.01 - 450,000.00	59	25,365,849.66	3.76
450,000.01 - 500,000.00	51	24,382,036.46	3.61
500,000.01 - 550,000.00	18	9,511,196.86	1.41
550,000.01 - 600,000.00	9	5,225,291.35	0.77
600,000.01 - 650,000.00	28	17,856,609.44	2.65
650,000.01 - 700,000.00	2	1,354,500.00	0.20
700,000.01 - 750,000.00	1	748,883.30	0.11
750,000.01 - 800,000.00	2	1,530,000.00	0.23
800,000.01 - 850,000.00	2	1,659,000.00	0.25
900,000.01 - 950,000.00	1	932,800.00	0.14
950,000.01 - 1,000,000.00	1	1,000,000.00	0.15
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Minimum: $9,964.30
Maximum: $1,000,000.00
Average: $166,290.27

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	10	$3,203,359.06	0.47%
6.001 - 6.500	113	25,878,985.23	3.84
6.501 - 7.000	360	82,170,697.29	12.18
7.001 - 7.500	525	113,094,424.65	16.76
7.501 - 8.000	620	122,751,363.59	18.20
8.001 - 8.500	504	90,313,465.72	13.39
8.501 - 9.000	544	85,824,099.39	12.72
9.001 - 9.500	369	53,170,816.10	7.88
9.501 - 10.000	307	36,778,625.78	5.45
10.001 - 10.500	264	24,727,431.49	3.67
10.501 - 11.000	196	18,834,244.51	2.79
11.001 - 11.500	121	8,246,557.27	1.22
11.501 - 12.000	67	5,322,381.51	0.79
12.001 - 12.500	28	2,261,610.38	0.34
12.501 - 13.000	14	1,353,066.85	0.20
13.001 - 13.500	1	9,964.30	0.00
13.501 - 14.000	14	698,550.62	0.10
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Minimum: 5.750%
Maximum: 14.000%
Weighted Average: 8.258%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
180	105	$8,582,625.47	1.27%
181 - 240	7	586,060.44	0.09
301 - 360	3,945	665,470,957.83	98.64
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.6

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	6	$370,042.04	0.05%
171 - 180	99	8,212,583.43	1.22
181 - 240	7	586,060.44	0.09
301 - 360	3,945	665,470,957.83	98.64
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Minimum: 133.0
Maximum: 360.0
Weighted Average: 355.8

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$348,735.43	0.05%
20.001 - 30.000	11	1,390,478.87	0.21
30.001 - 40.000	28	2,590,886.53	0.38
40.001 - 50.000	57	7,271,714.82	1.08
50.001 - 60.000	121	18,126,517.07	2.69
60.001 - 70.000	357	56,905,131.44	8.43
70.001 - 80.000	1,526	264,214,726.12	39.16
80.001 - 90.000	1,406	236,147,853.96	35.00
90.001 - 100.000	545	87,643,599.50	12.99
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Non-Zero Minimum: 11.778%
Maximum: 100.000%
Non-Zero WA: 81.467%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
500	3	$461,920.20	0.07%
501 - 550	786	112,635,673.96	16.70
551 - 600	1,071	169,165,211.83	25.07
601 - 650	1,195	204,884,780.87	30.37
651 - 700	714	131,917,393.57	19.55
701 - 750	223	43,041,297.35	6.38
751 - 800	64	12,462,313.67	1.85
801 >=	1	71,052.29	0.01
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Non-Zero Minimum: 500
Maximum: 806
Non-Zero WA: 614

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,829	$311,710,651.61	46.20%
Purchase	1,625	262,032,450.83	38.84
Rate/Term Refinance	421	68,741,537.95	10.19
Debt Consolidation	180	31,858,021.55	4.72
Home Improvement	2	296,981.80	0.04
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,927	$474,460,107.06	70.33%
PUD	382	81,015,990.08	12.01
2-4 Family	333	62,961,020.87	9.33
Condo	379	53,103,527.53	7.87
Manufactured Housing	32	2,836,618.81	0.42
Row House	3	164,698.48	0.02
Townhouse	1	97,680.91	0.01
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	976	$203,181,199.47	30.12%
CA-N	390	93,554,745.30	13.87
FL	362	44,120,823.36	6.54
IL	249	41,383,643.38	6.13
HI	142	29,789,148.08	4.42
NJ	115	20,909,694.58	3.10
TX	174	20,076,485.79	2.98
NY	77	18,921,643.86	2.80
MI	145	16,113,536.40	2.39
WA	95	15,199,862.80	2.25
AZ	97	13,788,933.48	2.04
NV	81	13,541,326.99	2.01
OH	156	13,446,447.59	1.99
GA	98	13,001,740.09	1.93
CO	64	12,772,789.80	1.89
PA	109	10,424,883.54	1.55
MA	47	9,851,777.20	1.46
CT	59	8,741,539.37	1.30
MD	56	8,735,142.27	1.29
UT	43	8,147,950.84	1.21
OR	57	8,075,744.13	1.20
MN	37	5,859,753.92	0.87
VA	33	5,479,972.25	0.81
MO	53	4,788,314.46	0.71
NC	35	3,614,733.83	0.54
IN	44	3,373,600.36	0.50
NM	25	3,326,956.58	0.49
OK	39	3,135,019.62	0.46
TN	38	2,970,214.67	0.44
WI	26	2,012,503.86	0.30
Other	135	16,299,515.87	2.42
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	585	$102,711,940.25	15.22%
1% of 80% of Orig. Bal.	2	218,880.23	0.03
1% of Amt. Prepaid >20% Orig. Bal.	1	84,365.01	0.01
1% of Orig. Bal.	30	2,827,510.46	0.42
1% of UPB	42	6,632,479.26	0.98
1% of Prepaid Amt.	79	7,739,460.75	1.15
2 Mos. Int. on 80% UPB	6	1,101,094.68	0.16
2% of UPB	85	11,084,099.91	1.64
3 Mos. Int. on UPB	36	7,351,696.36	1.09
3% 2% 1% of UPB	96	13,438,143.92	1.99
3% of UPB	2	139,885.16	0.02
5% 4% 3% 2% 1% of UPB	6	374,667.74	0.06
5% of 80% Orig. Bal.	2	143,854.65	0.02
5% of Orig. Bal.	3	495,457.02	0.07
5% of UPB	20	1,786,544.32	0.26
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	2,064	377,990,639.26	56.03
6 Mos. Int. of UPB.	10	1,187,271.33	0.18
6 Mos. Int. on 80% of UPB	955	135,538,920.16	20.09
6 Mos. Int. on 80% Orig. Bal.	29	3,165,970.56	0.47
6% of UPB	4	626,762.71	0.09
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,675	$429,655,723.07	63.69%
Stated	1,192	208,293,350.83	30.87
Limited	149	28,016,571.47	4.15
No Documentation	34	6,598,644.20	0.98
No Ratio	7	2,075,354.17	0.31
Total:	**4,057**	**$674,639,643.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$264,784.72	0.05%
3.001 - 3.500	4	1,779,023.92	0.32
3.501 - 4.000	8	2,101,140.50	0.38
4.001 - 4.500	16	3,944,178.38	0.71
4.501 - 5.000	108	20,414,979.63	3.69
5.001 - 5.500	112	20,118,925.10	3.63
5.501 - 6.000	880	162,670,183.85	29.39
6.001 - 6.500	997	166,499,965.05	30.08
6.501 - 7.000	632	109,105,358.44	19.71
7.001 - 7.500	298	47,780,619.99	8.63
7.501 - 8.000	81	12,777,028.35	2.31
8.001 - 8.500	23	3,629,911.28	0.66
8.501 - 9.000	11	1,226,004.45	0.22
9.001 - 9.500	3	297,825.09	0.05
9.501 - 10.000	3	381,287.38	0.07
10.001 >=	6	539,357.91	0.10
Total:	**3,184**	**$553,530,574.04**	**100.00%**

Minimum: 2.750%
Maximum: 11.240%
Weighted Average: 6.336%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,159	549,509,069.07	99.27
1.500	22	3,739,579.85	0.68
2.000	2	134,034.96	0.02
3.000	1	147,890.16	0.03
Total:	**3,184**	**$553,530,574.04**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.004%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2	$349,283.14	0.06%
1.500	16	3,852,915.85	0.70
2.000	1,582	279,075,031.47	50.42
3.000	1,584	270,253,343.58	48.82
Total:	**3,184**	**$553,530,574.04**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.484%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	3	$406,301.92	0.07%
11.501 - 12.000	11	3,168,654.12	0.57
12.001 - 12.500	41	9,888,200.24	1.79
12.501 - 13.000	123	31,382,002.28	5.67
13.001 - 13.500	225	51,524,403.90	9.31
13.501 - 14.000	378	82,437,108.04	14.89
14.001 - 14.500	441	89,092,603.00	16.10
14.501 - 15.000	511	92,313,549.00	16.68
15.001 - 15.500	365	58,967,442.54	10.65
15.501 - 16.000	359	52,056,638.42	9.40
16.001 - 16.500	281	35,473,568.66	6.41
16.501 - 17.000	198	22,565,791.18	4.08
17.001 - 17.500	102	10,390,546.87	1.88
17.501 - 18.000	84	8,502,083.67	1.54
18.001 - 18.500	35	3,338,669.13	0.60
18.501 - 19.000	20	1,557,739.92	0.28
19.001 - 19.500	6	401,271.15	0.07
19.501 >=	1	64,000.00	0.01
Total:	**3,184**	**$553,530,574.04**	**100.00%**

Minimum: 11.125%
Maximum: 19.900%
Weighted Average: 14.732%

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	42	$8,384,640.55	1.51%
5.501 - 6.000	10	3,203,359.06	0.58
6.001 - 6.500	107	24,608,214.36	4.45
6.501 - 7.000	277	63,897,010.34	11.54
7.001 - 7.500	381	83,576,182.64	15.10
7.501 - 8.000	487	99,703,289.40	18.01
8.001 - 8.500	397	73,478,740.00	13.27
8.501 - 9.000	435	71,139,405.63	12.85
9.001 - 9.500	313	46,296,142.72	8.36
9.501 - 10.000	262	32,775,759.47	5.92
10.001 - 10.500	204	21,154,287.57	3.82
10.501 - 11.000	136	14,282,139.15	2.58
11.001 - 11.500	61	5,300,911.12	0.96
11.501 - 12.000	46	3,319,027.29	0.60
12.001 - 12.500	19	1,672,461.78	0.30
12.501 - 13.000	7	739,002.96	0.13
Total:	**3,184**	**$553,530,574.04**	**100.00%**

Minimum: 2.750%
Maximum: 13.00%
Weighted Average: 8.199%

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-09	2	$195,801.88	0.04%
2002-10	1	103,812.61	0.02
2002-12	2	251,391.98	0.05
2003-01	4	352,975.41	0.06
2003-02	2	252,181.96	0.05
2003-03	4	489,900.37	0.09
2003-04	1	89,499.37	0.02
2003-05	1	165,038.46	0.03
2003-06	4	349,173.83	0.06
2003-07	3	351,098.01	0.06
2003-08	4	343,723.07	0.06
2003-09	2	184,844.08	0.03
2003-10	4	729,788.29	0.13
2003-11	2	167,959.97	0.03
2003-12	6	813,768.75	0.15
2004-01	2	349,569.17	0.06
2004-02	5	712,481.76	0.13
2004-03	3	543,995.05	0.10
2004-04	6	1,519,804.22	0.27
2004-05	1	179,488.89	0.03
2004-06	5	582,478.06	0.11
2004-07	8	1,550,276.89	0.28
2004-08	20	3,560,902.08	0.64
2004-09	64	14,468,031.81	2.61
2004-10	1,133	196,997,480.10	35.59
2004-11	1,362	245,604,746.41	44.37
2004-12	6	1,084,560.11	0.20
2005-01	2	246,961.24	0.04
2005-02	1	90,243.61	0.02
2005-04	1	239,068.38	0.04
2005-05	2	185,699.82	0.03
2005-09	7	799,145.71	0.14
2005-10	239	32,971,011.27	5.96
2005-11	272	46,181,337.67	8.34
2005-12	1	328,500.00	0.06
2007-09	1	223,833.75	0.04
2007-10	1	270,000.00	0.05
Total:	**3,184**	**$553,530,574.04**	**100.00%**

ARC 2002-BC10 Collateral Summary – Group 3

Total Number of Loans	791	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$193,896,773	Yes	22.4%
Average Loan Principal Balance	$245,129	No	77.6%
Fixed Rate	22.1%		
Adjustable Rate	77.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	81.3%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	46.0%
Weighted Average Margin	6.2%	No	54.0%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.3%	None	18.7%
Weighted Average Floor	7.9%	0.001-1.000	6.4%
Weighted Average Original Term (mo.)	356.7	1.001-2.000	51.4%
Weighted Average Remaining Term (mo.)	354.2	2.001-3.000	13.3%
Weighted Average Loan Age (mo.)	2.5	3.001-4.000	0.2%
Weighted Average Combined LTV	82.6%	4.001-5.000	9.8%
Non-Zero Weighted Average FICO	625		
Non-Zero Weighted Average DTI	40.5%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	97.1%	CA	52.8%
Second	2.9%	FL	5.7%
		GA	5.3%
Product Type		IL	3.9%
2/28 ARM (LIBOR)	69.4%	NY	3.5%
Fixed Rate	21.2%		
3/27 ARM (LIBOR)	8.6%	**Occupancy Status**	
Balloon	0.8%	Primary Home	91.9%
		Investment	5.6%
		Second Home	2.5%

Collateral Characteristics – Group 3

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	118	$3,940,423.40	2.03%
50,000.01 - 100,000.00	179	13,030,665.49	6.72
100,000.01 - 150,000.00	66	8,095,356.62	4.18
150,000.01 - 200,000.00	41	7,090,673.22	3.66
200,000.01 - 250,000.00	20	4,447,313.22	2.29
250,000.01 - 300,000.00	9	2,499,348.61	1.29
300,000.01 - 350,000.00	82	27,509,013.47	14.19
350,000.01 - 400,000.00	111	41,741,191.09	21.53
400,000.01 - 450,000.00	53	22,744,470.40	11.73
450,000.01 - 500,000.00	48	22,980,036.46	11.85
500,000.01 - 550,000.00	18	9,511,196.86	4.91
550,000.01 - 600,000.00	9	5,225,291.35	2.69
600,000.01 - 650,000.00	28	17,856,609.44	9.21
650,000.01 - 700,000.00	2	1,354,500.00	0.70
700,000.01 - 750,000.00	1	748,883.30	0.39
750,000.01 - 800,000.00	2	1,530,000.00	0.79
800,000.01 - 850,000.00	2	1,659,000.00	0.86
900,000.01 - 950,000.00	1	932,800.00	0.48
950,000.01 - 1,000,000.00	1	1,000,000.00	0.52
Total:	**791**	**$193,896,772.93**	**100.00%**

Minimum: $9,964.30
Maximum: $1,000,000.00
Average: $245,128.66

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	4	1,942,873.70	1.00
6.001 - 6.500	22	8,741,665.31	4.51
6.501 - 7.000	65	28,060,843.29	14.47
7.001 - 7.500	93	36,504,357.29	18.83
7.501 - 8.000	99	35,842,408.48	18.49
8.001 - 8.500	79	26,597,387.39	13.72
8.501 - 9.000	97	22,082,128.31	11.39
9.001 - 9.500	68	11,884,300.93	6.13
9.501 - 10.000	42	5,652,125.63	2.92
10.001 - 10.500	53	3,930,227.08	2.03
10.501 - 11.000	56	5,314,555.61	2.74
11.001 - 11.500	59	2,807,971.00	1.45
11.501 - 12.000	21	2,329,082.44	1.20
12.001 - 12.500	10	627,325.04	0.32
12.501 - 13.000	8	871,006.51	0.45
13.001 - 13.500	1	9,964.30	0.01
13.501 - 14.000	14	698,550.62	0.36
Total:	**791**	**$193,896,772.93**	**100.00%**

Minimum: 5.750%
Maximum: 14.000%
Weighted Average: 8.138%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
180	58	3,336,762.39	1.72
181 - 240	5	252,977.90	0.13
301 - 360	728	190,307,032.64	98.15
Total:	**791**	**$193,896,772.93**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	6	$370,042.04	0.19%
171 - 180	52	2,966,720.35	1.53
181 - 240	5	252,977.90	0.13
301 - 360	728	190,307,032.64	98.15
Total:	**791**	**$193,896,772.93**	**100.00%**

Minimum: 133.0
Maximum: 360.0
Weighted Average: 354.2

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.000	1	$31,989.78	0.02%
20.001 - 30.000	4	943,483.30	0.49
30.001 - 40.000	3	457,149.31	0.24
40.001 - 50.000	10	1,667,957.00	0.86
50.001 - 60.000	7	2,332,514.05	1.20
60.001 - 70.000	50	14,259,950.80	7.35
70.001 - 80.000	252	74,341,029.33	38.34
80.001 - 90.000	248	67,223,796.63	34.67
90.001 - 100.000	216	32,638,902.73	16.83
Total:	**791**	**$193,896,772.93**	**100.00%**

Non-Zero Minimum: 20.000%
Maximum: 100.000%
Non-Zero WA: 82.590%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
501 - 550	101	$19,856,804.04	10.24%
551 - 600	177	44,595,075.36	23.00
601 - 650	262	64,096,416.33	33.06
651 - 700	190	48,287,412.16	24.90
701 - 750	48	13,628,821.42	7.03
751 - 800	13	3,432,243.62	1.77
Total:	**791**	**$193,896,772.93**	**100.00%**

Non-Zero Minimum: 505
Maximum: 788
Non-Zero WA: 625

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	368	$87,458,662.34	45.11%
Cash Out Refinance	316	78,849,738.24	40.67
Rate/Term Refinance	70	16,959,736.76	8.75
Debt Consolidation	35	10,331,653.79	5.33
Home Improvement	2	296,981.80	0.15
Total:	**791**	**$193,896,772.93**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	585	$138,859,580.11	71.62%
PUD	100	33,819,006.65	17.44
Condo	53	10,686,925.84	5.51
2-4 Family	32	8,685,725.91	4.48
Manufactured Housing	20	1,747,853.51	0.90
Townhouse	1	97,680.91	0.05
Total:	**791**	**$193,896,772.93**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	181	$59,742,818.30	30.81%
CA-N	125	42,676,589.70	22.01
FL	78	11,025,941.39	5.69
GA	75	10,361,110.25	5.34
IL	24	7,494,411.71	3.87
NY	17	6,839,452.84	3.53
TX	24	5,153,561.55	2.66
OH	50	4,728,459.88	2.44
HI	19	4,616,320.13	2.38
CO	13	3,857,770.00	1.99
MI	16	3,803,499.07	1.96
AZ	15	3,801,632.35	1.96
WA	17	3,269,885.29	1.69
NJ	9	3,134,201.08	1.62
NV	9	2,295,024.03	1.18
VA	8	2,233,072.26	1.15
MA	7	2,054,349.19	1.06
MD	7	1,990,018.61	1.03
PA	14	1,975,625.00	1.02
OR	13	1,943,361.94	1.00
CT	3	1,470,189.60	0.76
TN	14	1,143,935.20	0.59
NC	9	1,098,678.23	0.57
NE	4	1,010,364.47	0.52
UT	2	858,710.50	0.44
LA	4	795,472.19	0.41
NM	4	599,893.30	0.31
SC	4	588,146.51	0.30
OK	3	473,104.56	0.24
RI	1	450,000.00	0.23
Other	22	2,411,173.80	1.24
Total:	**791**	**$193,896,772.93**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	129	$36,312,863.70	18.73%
1% of 80% Orig. Bal.	2	218,880.23	0.11
1% of Orig. Bal.	3	580,889.69	0.30
1% of UPB	12	3,987,085.67	2.06
2% of UPB	9	2,614,075.13	1.35
3 Mos. Int. on UPB	3	1,094,500.00	0.56
3% 2% 1% of UPB	3	465,256.51	0.24
3% of UPB	1	78,463.04	0.04
5% of 80% of Orig. Bal.	2	143,854.65	0.07
5% of Orig. Bal.	3	495,457.02	0.26
5% of UPB	13	1,332,257.27	0.69
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	270	97,334,966.18	50.20
6 Mos. Int. on UPB	10	1,187,271.33	0.61
6 Mos. Int. on 80% of UPB	298	44,258,219.24	22.83
6 Mos. Int. on 80% of Orig. Bal.	29	3,165,970.56	1.63
6% of UPB	4	626,762.71	0.32
Total:	**791**	**$193,896,772.93**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	465	$116,278,654.13	59.97%
Stated	271	64,456,138.62	33.24
Limited	44	9,292,787.78	4.79
No Documentation	8	2,636,488.52	1.36
No Ratio	3	1,232,703.88	0.64
Total:	**791**	**$193,896,772.93**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.001 - 3.500	4	$1,779,023.92	1.18%
3.501 - 4.000	2	1,123,486.15	0.74
4.001 - 4.500	3	1,210,872.40	0.80
4.501 - 5.000	15	5,887,699.01	3.90
5.001 - 5.500	8	2,775,916.75	1.84
5.501 - 6.000	147	53,965,515.39	35.71
6.001 - 6.500	134	48,589,019.51	32.15
6.501 - 7.000	65	21,453,683.63	14.20
7.001 - 7.500	23	7,923,159.72	5.24
7.501 - 8.000	18	4,068,503.16	2.69
8.001 - 8.500	5	1,109,181.75	0.73
8.501 - 9.000	6	680,367.58	0.45
9.001 - 9.500	1	129,145.79	0.09
9.501 - 10.000	1	65,137.38	0.04
10.001 >=	3	371,722.97	0.25
Total:	**435**	**$151,132,435.11**	**100.00%**

Minimum: 3.250%
Maximum: 11.240%
Weighted Average: 6.243%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	421	$148,872,925.65	98.50%
1.500	12	2,125,474.50	1.41
2.000	2	134,034.96	0.09
Total:	**435**	**$151,132,435.11**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.008%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1	$90,243.61	0.06%
1.500	10	3,049,456.82	2.02
2.000	142	54,632,149.85	36.15
3.000	282	93,360,584.83	61.77
Total:	**435**	**$151,132,435.11**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.607%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	3	$1,568,345.14	1.04%
12.001 - 12.500	13	5,330,498.32	3.53
12.501 - 13.000	32	15,022,590.52	9.94
13.001 - 13.500	49	20,743,451.93	13.73
13.501 - 14.000	67	26,925,598.92	17.82
14.001 - 14.500	75	27,839,492.45	18.42
14.501 - 15.000	73	24,868,848.48	16.46
15.001 - 15.500	41	12,837,835.39	8.49
15.501 - 16.000	25	5,962,586.95	3.95
16.001 - 16.500	13	3,311,959.41	2.19
16.501 - 17.000	15	2,748,422.07	1.82
17.001 - 17.500	11	1,313,632.33	0.87
17.501 - 18.000	11	1,982,155.17	1.31
18.001 - 18.500	4	336,954.26	0.22
18.501 - 19.000	2	286,692.62	0.19
19.001 - 19.500	1	53,371.15	0.04
Total:	**435**	**$151,132,435.11**	**100.00%**

Minimum: 11.875%
Maximum: 19.350%
Weighted Average: 14.267%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	9	$3,558,287.54	2.35%
5.501 - 6.000	4	1,942,873.70	1.29
6.001 - 6.500	21	8,413,967.64	5.57
6.501 - 7.000	49	22,100,377.16	14.62
7.001 - 7.500	70	29,325,417.37	19.40
7.501 - 8.000	76	29,858,259.10	19.76
8.001 - 8.500	60	22,282,778.61	14.74
8.501 - 9.000	49	15,484,772.97	10.25
9.001 - 9.500	30	7,836,448.00	5.19
9.501 - 10.000	20	3,768,643.33	2.49
10.001 - 10.500	13	1,877,278.49	1.24
10.501 - 11.000	16	2,708,665.77	1.79
11.001 - 11.500	8	706,078.54	0.47
11.501 - 12.000	6	867,237.45	0.57
12.001 - 12.500	2	114,656.82	0.08
12.501 - 13.000	2	286,692.62	0.19
Total:	**435**	**$151,132,435.11**	**100.00%**

Minimum: 4.625%
Maximum: 12.990%
Weighted Average: 7.854%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-09	2	$195,801.88	0.13%
2002-10	1	103,812.61	0.07
2002-12	2	251,391.98	0.17
2003-01	4	352,975.41	0.23
2003-02	2	252,181.96	0.17
2003-03	3	230,860.84	0.15
2003-05	1	165,038.46	0.11
2003-06	4	349,173.83	0.23
2003-07	3	351,098.01	0.23
2003-08	4	343,723.07	0.23
2003-09	2	184,844.08	0.12
2003-10	3	493,249.79	0.33
2003-11	2	167,959.97	0.11
2003-12	6	813,768.75	0.54
2004-01	2	349,569.17	0.23
2004-02	2	235,753.49	0.16
2004-03	3	543,995.05	0.36
2004-04	5	1,428,061.39	0.94
2004-05	1	179,488.89	0.12
2004-06	4	404,673.50	0.27
2004-07	3	881,479.08	0.58
2004-08	2	465,844.60	0.31
2004-09	16	7,243,367.04	4.79
2004-10	181	62,910,487.56	41.63
2004-11	131	56,934,607.86	37.67
2004-12	3	385,060.11	0.25
2005-01	2	246,961.24	0.16
2005-02	1	90,243.61	0.06
2005-05	1	100,851.82	0.07
2005-10	17	5,854,976.20	3.87
2005-11	21	8,292,633.86	5.49
2005-12	1	328,500.00	0.22
Total:	**435**	**$151,132,435.11**	**100.00%**

$643,302,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC10
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Coupon	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1 (5)	$281,249,000	1M Libor	2.51	1-89	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A2 (6)	$109,420,000	1M Libor	2.50	1-89	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A3 (7)	$153,787,000	1M Libor	2.53	1-89	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A-IO (8)	Notional	N/A	N/A	N/A	N/A	6.00%	12/25/04	AAA/AAA/Aaa
A4 (9)	$45,372,000	1M Libor	4.96	39-89	9.00%	TBD	1/25/2033	AAA/NR/NR
M1	$22,686,000	1M Libor	4.92	38-89	5.50%	TBD	1/25/2033	AA/NR/NR
M2	$16,204,000	1M Libor	4.90	37-89	3.00%	TBD	1/25/2033	A/A/NR
M3	$8,102,000	N/A	4.81	37-89	1.75%	5.75%	1/25/2033	BBB+/BBB+/Baa2
B	$6,482,000	N/A	4.17	37-75	0.75%	5.75%	1/25/2033	BBB-/BBB-Baa3

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Coupon	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1 (5)	$281,249,000	1M Libor	2.73	1-196	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A2 (6)	$109,420,000	1M Libor	2.71	1-194	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A3 (7)	$153,787,000	1M Libor	2.77	1-198	16.00%	TBD	1/25/2033	AAA/AAA/Aaa
A-IO (8)	Notional	N/A	N/A	N/A	N/A	6.00%	12/25/04	AAA/AAA/Aaa
A4(9)	$45,372,000	1M Libor	5.45	39-157	9.00%	TBD	1/25/2033	AAA/NR/NR
M1	$22,686,000	1M Libor	5.31	38-136	5.50%	TBD	1/25/2033	AA/NR/NR
M2	$16,204,000	1M Libor	5.14	37-118	3.00%	TBD	1/25/2033	A/A/NR
M3	$8,102,000	N/A	4.83	37-95	1.75%	5.75%	1/25/2033	BBB+/BBB+/Baa2
B	$6,482,000	N/A	4.17	37-75	0.75%	5.75%	1/25/2033	BBB-/BBB-Baa3

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.75%

(4) All Classes of Certificates will be rated by S&P. The Class A1, A2, A3, M3 and B Certificates will also be rated by Moody's & Fitch. The Class M2 will also be rated by Fitch.

(5) Class A1 is the Senior Certificate of Group 1.

(6) Class A2 is the Senior Certificate of Group 2.

(7) Class A3 is the Senior Certificate of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

(9) Class A4 will be a Subordinate Senior Certificate.

Mortgage Insurance

Approximately 65.46% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian. Approximately 90.08% of these insured mortgage loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

At the Senior level, the collateral is divided up into three Groups, Group 1, Group 2 and Group 3. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate, all Group 2 principal will paid to the Class A2 Certificate and all Group 3 principal will be paid to the Class A3 certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts. Principal will then be allocated sequentially to the A4, M1, M2, M3 and B.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated concurrently to the Class A1 Certificate from Group 1, from Group 2 to the Class A2 Certificate and from Group 3 to the Class A3 Certificate. Once the Senior Certificate of any group has been retired, all principal from that Group will be allocated to the Senior Certificates of the other two groups, in proportion to their Class Principal Distribution Amounts, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the A4, M1, M2, M3 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50 % of the Cut-Off Date Pool Balance.

There will be rating agency defined Cumulative Loss and Delinquency Triggers, either of which will constitute a "Trigger Event" with respect to the Principal Payment Priority and the Overcollateralization Target.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1 and M2 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rates for Class M3 and Class B will be equal to the lesser of (i) 5.75% and (ii) their Net Funds Cap (as defined herein). The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class M3, the Class B and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on December 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1, Group 2 and Group 3, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A3 and Current and Carryforward Interest to the Class A-IO(3) from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes A4, M1, M2, M3 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3, and then sequentially to Classes A4, M1, M2, M3 and B to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes A4, M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(11) To pay sequentially to Classes A4, M1, M2, M3 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of three components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(2) Notional Amount	A-IO(2) Notional Amount	A-IO(3) Notional Amount	Total Notional Amount
1-6	$42,986,548.11	$ 110,490,772.92	$60,416,680.83	$213,894,001.86
7-12	$35,170,812.09	$90,401,541.48	$49,431,829.77	$175,004,183.34
13-18	$27,355,076.07	$70,312,310.04	$38,446,978.71	$136,114,364.82
19-24	$7,815,736.02	$20,089,231.44	$10,984,851.06	$38,889,818.52

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Balance will be approximately 20% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 52% of the aggregate Class A-IO Notional Balance. The A-IO(3) Component Notional Balance will be approximately 28% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The [twenty-four] month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	636,578,850
3	631,130,600
4	624,759,900
5	617,477,200
6	609,298,650
7	600,242,300
8	590,333,800
9	579,627,300
10	568,192,150
11	556,084,400
12	543,924,400

Month	Approximate Notional Balance ($)
13	532,032,300
14	520,403,350
15	509,031,850
16	497,911,150
17	487,036,500
18	476,401,250
19	466,001,600
20	455,830,900
21	445,883,450
22	436,155,450
23	426,253,600
24	406,951,500

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A3 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date will be the weighted average of the Class A1 "Net Funds Cap," the Class A2 "Net Funds Cap" and the Class A3 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, the Class M Certificates in inverse order of rank (together with the Class B Certificates, the "Subordinate Certificates"), and the Class A4 Certificate. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 and A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class A1, Class A2, Class A3 and Class A4 will double, the margins on the Class M1 and M2 will increase to 1.5 times their initial margin, and the interest rates on the Class M3 and Class B Certificates will increase to 6.25%.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (49.7%), Finance America (22.9%), Peoples Choice Home Loan (16.6%), Fieldstone (4.7%), and Aurora Loan Services (4.4%) and as of the closing date will be serviced by Option One (49.7%), Ocwen (27.7%), Fairbanks (18.2%), and Aurora Loan Services (4.4%). The loans currently serviced by Option One are expected to transfer to another servicer in the securitization on or prior to March 1, 2003.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M Certificates and the Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation, and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A4 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates and the Class A4 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date, for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A4, the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1	A2	A3	A-IO	
AAA/AAA/Aaa Libor Floater (Group 1)	AAA/AAA/Aaa Libor Floater (Group 2)	AAA/AAA/Aaa Libor Floater (Group 3)	AAA/AAA/Aaa 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3.
A4 AAA/NR/NR Libor Floater				
M1 AA/NR/NR Libor Floater				Classes A4, M1, M2, M3, and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A/NR Libor Floater				
M3 BBB+/BBB+/ Baa2 5.75% Coupon				
B BBB-/BBB-/ Baa3 5.75% Coupon				

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Darius Houseal	(212) 526-9466

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC10
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: January 27, 2003
Cut-Off Date:	December 1, 2002
Expected Pricing Date:	December [ ], 2002
Closing Date:	December 30, 2002
Settlement Date:	December [ ], 2002 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	December 25, 2002
Day Count:	Actual/360 on the Libor Certificates 30/360 on Class A-IO, Class M3 and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.0080% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates and the Class A4. Minimum $500,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.14	3.45	2.51	1.87	1.39
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A2					
Avg. Life (yrs)	5.13	3.44	2.50	1.87	1.39
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A3					
Avg. Life (yrs)	5.18	3.48	2.53	1.89	1.41
Window (mos)	1-176	1-121	1-89	1-69	1-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class A4					
Avg. Life (yrs)	9.68	6.53	4.96	4.32	4.29
Window (mos)	56-176	37-121	39-89	41-69	44-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M1					
Avg. Life (yrs)	9.68	6.53	4.92	4.13	3.81
Window (mos)	56-176	37-121	38-89	39-69	41-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M2					
Avg. Life (yrs)	9.68	6.53	4.90	4.07	3.66
Window (mos)	56-176	37-121	37-89	38-69	39-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class M3					
Avg. Life (yrs)	9.54	6.42	4.81	3.97	3.53
Window (mos)	56-176	37-121	37-89	37-69	38-56
Expected Final Mat.	8/25/17	1/25/13	5/25/10	9/25/08	8/25/07
Class B					
Avg. Life (yrs)	8.32	5.56	4.17	3.47	3.17
Window (mos)	56-150	37-102	37-75	37-58	37-46
Expected Final Mat.	6/25/15	6/25/11	3/25/09	10/25/07	10/25/06

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.40	2.13	1.36
Window (mos)	1-119	1-77	1-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class A2			
Avg. Life (yrs)	3.40	2.13	1.36
Window (mos)	1-119	1-77	1-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class A3			
Avg. Life (yrs)	3.40	2.12	1.36
Window (mos)	1-119	1-77	1-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class A4			
Avg. Life (yrs)	6.42	4.52	4.29
Window (mos)	37-119	40-77	45-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class M1			
Avg. Life (yrs)	6.42	4.41	3.80
Window (mos)	37-119	39-77	41-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class M2			
Avg. Life (yrs)	6.42	4.36	3.64
Window (mos)	37-119	38-77	39-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class M3			
Avg. Life (yrs)	6.31	4.26	3.49
Window (mos)	37-119	37-77	38-55
Expected Final Mat.	11/25/12	5/25/09	7/25/07
Class B			
Avg. Life (yrs)	5.46	3.70	3.15
Window (mos)	37-100	37-64	37-45
Expected Final Mat.	4/25/11	4/25/08	9/25/06

Sensitivity Analysis – To Maturity

Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.51	3.74	2.73	2.05	1.53
Window (mos)	1-324	1-256	1-196	1-154	1-123
Expected Final Mat.	12/25/29	4/25/24	4/25/19	10/25/15	3/25/13
Class A2					
Avg. Life (yrs)	5.49	3.72	2.71	2.03	1.51
Window (mos)	1-323	1-254	1-194	1-152	1-121
Expected Final Mat.	11/25/29	2/25/24	2/25/19	8/25/15	1/25/13
Class A3					
Avg. Life (yrs)	5.56	3.79	2.77	2.09	1.57
Window (mos)	1-325	1-258	1-198	1-156	1-126
Expected Final Mat.	1/25/30	6/25/24	6/25/19	12/25/15	6/25/13
Class A4					
Avg. Life (yrs)	10.50	7.16	5.45	4.70	4.60
Window (mos)	56-284	37-209	39-157	41-123	44-99
Expected Final Mat.	8/25/26	5/25/20	1/25/16	3/25/13	3/25/11
Class M1					
Avg. Life (yrs)	10.37	7.04	5.31	4.44	4.05
Window (mos)	56-256	37-182	38-136	39-106	41-85
Expected Final Mat.	4/25/24	2/25/18	4/25/14	10/25/11	1/25/10
Class M2					
Avg. Life (yrs)	10.11	6.83	5.14	4.25	3.80
Window (mos)	56-227	37-159	37-118	38-92	39-74
Expected Final Mat.	11/25/21	3/25/16	10/25/12	8/25/10	2/25/09
Class M3					
Avg. Life (yrs)	9.58	6.44	4.83	3.99	3.53
Window (mos)	56-188	37-129	37-95	37-74	38-59
Expected Final Mat.	8/25/18	9/25/13	11/25/10	2/25/09	11/25/07
Class B					
Avg. Life (yrs)	8.32	5.56	4.17	3.47	3.17
Window (mos)	56-150	37-102	37-75	37-58	37-46
Expected Final Mat.	6/25/15	6/25/11	3/25/09	10/25/07	10/25/06

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.69	2.32	1.49
Window (mos)	1-254	1-171	1-122
Expected Final Mat.	2/25/24	3/25/17	2/25/13
Class A2			
Avg. Life (yrs)	3.69	2.32	1.49
Window (mos)	1-254	1-171	1-122
Expected Final Mat.	2/25/24	3/25/17	2/25/13
Class A3			
Avg. Life (yrs)	3.68	2.31	1.48
Window (mos)	1-253	1-170	1-121
Expected Final Mat.	1/25/24	2/25/17	1/25/13
Class A4			
Avg. Life (yrs)	7.03	4.92	4.61
Window (mos)	37-205	40-135	45-96
Expected Final Mat.	1/25/20	3/25/14	12/25/10
Class M1			
Avg. Life (yrs)	6.92	4.73	4.02
Window (mos)	37-179	39-117	41-83
Expected Final Mat.	11/25/17	9/25/12	11/25/09
Class M2			
Avg. Life (yrs)	6.71	4.55	3.76
Window (mos)	37-156	38-101	39-72
Expected Final Mat.	12/25/15	5/25/11	12/25/08
Class M3			
Avg. Life (yrs)	6.33	4.27	3.50
Window (mos)	37-126	37-82	38-58
Expected Final Mat.	6/25/13	10/25/09	10/25/07
Class B			
Avg. Life (yrs)	5.46	3.70	3.15
Window (mos)	37-100	37-64	37-45
Expected Final Mat.	4/25/11	4/25/08	9/25/06

A-IO Sensitivity Analysis (1)

Price (2)	Yield (%)
7-16	5.529%
7-16+	5.253%
7-17	4.978%
7-17+	4.704%
7-18	4.431%
7-18+	4.159%
7-19	3.889%
7-19+	3.619%
7-20	3.351%
7-20+	3.084%
7-21	2.817%
Mod. Dur.	0.75(3)

(1) **Shown at 100% of the Prepayment Assumption as defined on page one, and with a closing date of December 30, 2002.**
(2) **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**
(3) **Assumes a price of 7-18+ plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A3 Funds Cap (%)	Mezz Funds Cap (%)	Period	A3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.713370	9.56974
2	N/A	N/A	32	9.398570	9.25955
3	N/A	N/A	33	9.591240	9.31291
4	N/A	N/A	34	10.57213	9.80899
5	N/A	N/A	35	10.22874	10.18708
6	N/A	N/A	36	10.56726	10.52431
7	N/A	N/A	37	10.22401	10.18255
8	N/A	N/A	38	10.22165	10.18029
9	N/A	N/A	39	11.40934	11.29540
10	N/A	N/A	40	10.94055	10.38018
11	N/A	N/A	41	11.30208	11.30889
12	N/A	N/A	42	10.93443	10.94126
13	N/A	N/A	43	11.29574	11.30303
14	N/A	N/A	44	10.92829	10.93558
15	N/A	N/A	45	11.01056	10.95685
16	N/A	N/A	46	11.84648	11.45251
17	N/A	N/A	47	11.46074	11.54263
18	N/A	N/A	48	11.83905	11.92398
19	N/A	N/A	49	11.45355	11.53603
20	N/A	N/A	50	11.44995	11.53273
21	N/A	N/A	51	12.76658	12.79123
22	N/A	N/A	52	11.52741	11.55003
23	N/A	N/A	53	11.90783	12.18256
24	N/A	N/A	54	11.52001	11.78608
25	8.76163	8.61064	55	11.90018	12.17534
26	8.76076	8.60961	56	11.51260	11.77909
27	9.69846	9.53092	57	11.59309	11.79936
28	9.40442	8.78983	58	11.97561	12.19118
29	9.71639	9.57279	59	11.58550	11.85888
30	9.40150	9.26251	60	11.96776	12.25048

(1) Based on 6 month LIBOR of 20% for each period.

Assumes prepayments occur at 100% of the pricing speed.

ARC 2002-BC10 Collateral Summary – Aggregate

Total Number of Loans	3,927
Total Outstanding Loan Balance	$648,163,643
Average Loan Principal Balance	$165,053
Fixed Rate	18.1%
Adjustable Rate	81.9%
Prepayment Penalty	86.2%
Weighted Average Coupon	8.2%
Weighted Average Margin	6.4%
Weighted Average Initial Periodic Cap	2.5%
Weighted Average Periodic Cap	1.0%
Weighted Average Maximum Rate	14.8%
Weighted Average Floor	8.2%
Weighted Average Original Term (mo.)	357.5
Weighted Average Remaining Term (mo.)	355.7
Weighted Average Loan Age (mo.)	1.8
Weighted Average Combined LTV	81.4%
Non-Zero Weighted Average FICO	613
Non-Zero Weighted Average DTI	40.5%
Lien Position	
First	99.1%
Second	0.9%
Product Type	
2/28 ARM (LIBOR)	69.2%
Fixed Rate	17.7%
3/27 ARM (LIBOR)	12.6%
Balloon	0.4%
Other	0.1%

Primary Mortgage Insurance Coverage	
Yes	30.5%
No	69.5%
Primary Mortgage Insurance Coverage (First Lien Loans with LTV > 80%)	
Yes	65.5%
No	34.5%
Prepayment Penalty	
None	13.8%
0.001-1.000	5.8%
1.001-2.000	57.1%
2.001-3.000	19.0%
3.001-4.000	0.1%
4.001-5.000	4.2%
Geographic Distribution (Other states account individually for less than 3% of the Cut-off Date principal balance)	
CA	44.8%
FL	6.7%
IL	5.9%
HI	4.4%
NJ	3.1%
TX	3.0%
Occupancy Status	
Primary Home	91.0%
Investment	7.7%
Second Home	1.3%

Collateral Characteristics – Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	312	$11,767,518.99	1.82%
50,000.01 - 100,000.00	968	72,422,368.14	11.17
100,000.01 - 150,000.00	838	104,329,817.45	16.10
150,000.01 - 200,000.00	710	123,832,461.76	19.11
200,000.01 - 250,000.00	448	100,081,993.33	15.44
250,000.01 - 300,000.00	256	70,131,602.13	10.82
300,000.01 - 350,000.00	113	37,602,438.40	5.80
350,000.01 - 400,000.00	121	45,309,683.24	6.99
400,000.01 - 450,000.00	54	23,188,871.87	3.58
450,000.01 - 500,000.00	50	23,905,684.65	3.69
500,000.01 - 550,000.00	16	8,472,196.00	1.31
550,000.01 - 600,000.00	8	4,627,385.57	0.71
600,000.01 - 650,000.00	24	15,271,845.87	2.36
650,000.01 - 700,000.00	2	1,353,494.32	0.21
700,000.01 - 750,000.00	1	748,319.71	0.12
750,000.01 - 800,000.00	2	1,528,974.89	0.24
800,000.01 - 850,000.00	2	1,657,813.94	0.26
900,000.01 - 950,000.00	1	932,035.24	0.14
950,000.01 - 1,000,000.00	1	999,137.34	0.15
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Minimum: $9,946.15
Maximum: $999,137.34
Average: $165,053.13

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	10	$3,200,088.88	0.49%
6.001 - 6.500	111	25,700,272.77	3.97
6.501 - 7.000	353	80,118,116.98	12.36
7.001 - 7.500	508	109,267,788.92	16.86
7.501 - 8.000	591	116,073,955.98	17.91
8.001 - 8.500	487	86,040,667.94	13.27
8.501 - 9.000	529	83,346,965.05	12.86
9.001 - 9.500	354	50,175,665.75	7.74
9.501 - 10.000	295	34,779,277.19	5.37
10.001 - 10.500	259	24,277,468.71	3.75
10.501 - 11.000	193	18,508,609.86	2.86
11.001 - 11.500	119	8,144,458.15	1.26
11.501 - 12.000	63	4,656,984.75	0.72
12.001 - 12.500	29	2,336,346.99	0.36
12.501 - 13.000	15	1,142,818.47	0.18
13.001 - 13.500	1	9,946.15	0.00
13.501 - 14.000	10	384,210.30	0.06
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Minimum: 5.750%
Maximum: 14.000%
Weighted Average: 8.250%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	103	$8,612,764.45	1.33%
181 - 240	6	552,502.09	0.09
301 - 360	3,818	638,998,376.30	98.59
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.5

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	8	$584,977.19	0.09%
171 - 180	95	8,027,787.26	1.24
181 - 240	6	552,502.09	0.09
301 - 360	3,818	638,998,376.30	98.59
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Minimum: 133.0
Maximum: 360.0
Weighted Average: 355.7

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$348,588.19	0.05%
20.001 - 30.000	11	1,389,084.75	0.21
30.001 - 40.000	26	2,378,245.89	0.37
40.001 - 50.000	55	7,136,366.58	1.10
50.001 - 60.000	117	17,589,759.27	2.71
60.001 - 70.000	346	54,505,322.26	8.41
70.001 - 80.000	1,488	257,437,933.00	39.72
80.001 - 90.000	1,353	225,117,099.21	34.73
90.001 - 100.000	525	82,261,243.69	12.69
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Non-Zero Minimum: 11.778%
Maximum: 100.000%
Non-Zero WA: 81.384%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	3	$461,663.42	0.07%
501 - 550	770	109,349,398.99	16.87
551 - 600	1,048	165,552,245.22	25.54
601 - 650	1,159	198,080,991.06	30.56
651 - 700	675	123,117,075.20	18.99
701 - 750	212	40,275,946.96	6.21
751 - 800	60	11,326,321.99	1.75
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Non-Zero Minimum: 500
Maximum: 799
Non-Zero WA: 613

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,779	$304,195,077.51	46.93%
Purchase	1,565	247,945,315.92	38.25
Rate/Term Refinance	409	67,175,406.65	10.36
Debt Consolidation	173	28,764,184.92	4.44
Construction Permanent	1	83,657.84	0.01
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,847	$458,229,659.47	70.70%
PUD	364	76,965,370.89	11.87
2-4 Family	316	59,023,244.00	9.11
Condo	368	51,224,058.22	7.90
Manufactured Housing	28	2,459,161.62	0.38
Row House	3	164,613.68	0.03
Townhouse	1	97,534.96	0.02
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	963	$200,223,192.08	30.89%
CA-N	382	90,229,828.45	13.92
FL	355	43,161,439.30	6.66
IL	239	38,338,837.79	5.91
HI	140	28,838,652.66	4.45
NJ	110	19,816,385.89	3.06
TX	172	19,629,864.68	3.03
NY	75	18,319,073.45	2.83
MI	137	15,394,995.98	2.38
WA	92	14,643,269.32	2.26
OH	151	13,105,441.20	2.02
NV	78	12,996,877.60	2.01
CO	62	12,162,800.38	1.88
AZ	90	12,139,909.90	1.87
PA	105	10,166,910.00	1.57
GA	75	9,982,392.58	1.54
MD	52	8,316,470.60	1.28
MA	41	8,216,368.29	1.27
CT	58	8,212,095.61	1.27
OR	55	7,770,931.65	1.20
UT	40	7,690,541.96	1.19
MN	36	5,715,318.97	0.88
MO	52	4,750,939.36	0.73
VA	29	4,729,092.01	0.73
NC	34	3,472,545.84	0.54
IN	44	3,391,436.46	0.52
OK	39	3,132,409.57	0.48
NM	23	3,073,409.13	0.47
TN	36	2,622,569.19	0.40
WI	26	2,011,365.80	0.31
Other	136	15,908,277.14	2.45
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	522	$89,522,689.22	13.81%
1% of Orig. Bal.	30	2,878,908.36	0.44
1% of UPB	120	14,082,755.86	2.17
2 Mos. Int. on 80% UPB	7	1,295,537.80	0.20
2% of UPB	82	10,571,024.27	1.63
3 Mos. Int. on UPB	33	6,640,325.64	1.02
3% 2% 1% of UPB	96	13,430,388.62	2.07
3% of UPB	2	229,847.75	0.04
5% 4% 3% 2% 1% of UPB	6	374,402.93	0.06
5% of UPB	23	2,188,189.77	0.34
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2,042	371,444,369.64	57.31
6 Mos. Int. on 80% of Orig. Bal.	34	3,601,292.17	0.56
6 Mos. Int. on 80% of UPB	926	131,168,181.09	20.24
6% of UPB	4	735,729.72	0.11
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,621	$419,791,700.09	64.77%
Stated	1,153	198,979,633.92	30.70
Limited	145	27,538,473.27	4.25
No Documentation	6	1,254,831.60	0.19
No Ratio	2	599,003.96	0.09
Total:	**3,927**	**$648,163,642.84**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.001 - 3.500	2	$933,630.39	0.18%
3.501 - 4.000	4	1,576,198.80	0.30
4.001 - 4.500	12	3,121,571.41	0.59
4.501 - 5.000	76	13,534,648.32	2.55
5.001 - 5.500	114	20,468,983.61	3.85
5.501 - 6.000	857	157,786,026.78	29.71
6.001 - 6.500	965	159,384,510.27	30.01
6.501 - 7.000	624	107,781,954.32	20.29
7.001 - 7.500	295	47,567,303.98	8.96
7.501 - 8.000	83	12,956,362.55	2.44
8.001 - 8.500	24	3,623,032.04	0.68
8.501 - 9.000	12	1,324,619.26	0.25
9.001 - 9.500	3	297,660.91	0.06
9.501 - 10.000	2	118,022.04	0.02
10.001 >=	7	605,984.94	0.11
Total:	**3,080**	**$531,080,509.62**	**100.00%**

Minimum: 3.500%
Maximum: 11.240%
Weighted Average: 6.365%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,056	$527,079,967.71	99.25%
1.500	22	3,778,056.18	0.71
2.000	1	74,706.10	0.01
3.000	1	147,779.63	0.03
Total:	**3,080**	**$531,080,509.62**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.004%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1	$258,802.38	0.05%
1.500	15	3,683,029.39	0.69
2.000	1,573	277,958,307.80	52.34
3.000	1,491	249,180,370.05	46.92
Total:	**3,080**	**$531,080,509.62**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.465%

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	1	$258,802.38	0.05%
11.501 - 12.000	7	2,344,761.96	0.44
12.001 - 12.500	31	7,729,571.72	1.46
12.501 - 13.000	106	26,783,116.56	5.04
13.001 - 13.500	216	49,428,005.85	9.31
13.501 - 14.000	367	80,226,351.25	15.11
14.001 - 14.500	430	86,104,893.34	16.21
14.501 - 15.000	501	90,366,219.19	17.02
15.001 - 15.500	351	55,980,692.99	10.54
15.501 - 16.000	350	50,400,820.98	9.49
16.001 - 16.500	278	35,158,662.50	6.62
16.501 - 17.000	199	22,627,809.48	4.26
17.001 - 17.500	102	10,470,429.93	1.97
17.501 - 18.000	79	7,821,354.63	1.47
18.001 - 18.500	34	3,253,798.52	0.61
18.501 - 19.000	21	1,660,105.00	0.31
19.001 - 19.500	6	401,128.31	0.08
19.501 >=	1	63,985.03	0.01
Total:	**3,080**	**$531,080,509.62**	**100.00%**

Minimum: 11.500%
Maximum: 19.900%
Weighted Average: 14.764%

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	3	$382,230.64	0.07%
5.501 - 6.000	10	3,200,088.88	0.60
6.001 - 6.500	107	24,578,495.41	4.63
6.501 - 7.000	276	63,237,753.88	11.91
7.001 - 7.500	373	81,933,112.75	15.43
7.501 - 8.000	473	96,883,207.20	18.24
8.001 - 8.500	389	70,788,544.64	13.33
8.501 - 9.000	427	69,461,753.93	13.08
9.001 - 9.500	300	43,488,336.19	8.19
9.501 - 10.000	254	31,065,187.15	5.85
10.001 - 10.500	201	20,915,817.71	3.94
10.501 - 11.000	136	14,196,608.19	2.67
11.001 - 11.500	60	5,300,367.65	1.00
11.501 - 12.000	44	3,185,904.26	0.60
12.001 - 12.500	19	1,671,627.14	0.31
12.501 - 13.000	8	791,474.00	0.15
Total:	**3,080**	**$531,080,509.62**	**100.00%**

Minimum:	5.000%
Maximum:	13.00%
Weighted Average:	8.241%

Collateral Characteristics – Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	1	$118,683.05	0.02%
2003-02	3	335,843.00	0.06
2003-03	4	475,109.99	0.09
2003-04	4	426,056.77	0.08
2003-05	6	608,380.85	0.11
2003-06	6	541,054.10	0.10
2003-07	5	482,131.94	0.09
2003-08	2	184,606.50	0.03
2003-09	5	787,307.55	0.15
2003-10	2	288,883.55	0.05
2003-11	6	811,802.60	0.15
2003-12	3	487,829.60	0.09
2004-01	3	302,377.73	0.06
2004-02	3	488,956.29	0.09
2004-03	3	441,814.79	0.08
2004-04	4	677,397.86	0.13
2004-05	3	291,815.39	0.05
2004-06	1	112,374.81	0.02
2004-07	4	923,514.92	0.17
2004-08	14	2,399,830.68	0.45
2004-09	51	11,239,993.83	2.12
2004-10	1,060	181,331,952.42	34.14
2004-11	1,362	245,750,318.33	46.27
2004-12	5	946,214.04	0.18
2005-02	1	83,657.84	0.02
2005-04	1	100,804.10	0.02
2005-09	7	798,254.26	0.15
2005-10	236	32,671,733.55	6.15
2005-11	272	46,150,223.32	8.69
2005-12	1	328,500.00	0.06
2007-09	1	223,498.13	0.04
2007-10	1	269,587.83	0.05
Total:	**3,080**	**$531,080,509.62**	**100.00%**

ARC 2002-BC10 Collateral Summary – Group 3

Total Number of Loans	770	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$183,080,852	Yes	19.8%
Average Loan Principal Balance	$237,767	No	80.2%
Fixed Rate	22.8%		
Adjustable Rate	77.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	83.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	42.1%
Weighted Average Margin	6.3%	No	57.9%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.3%	None	16.8%
Weighted Average Floor	7.9%	0.001-1.000	7.0%
Weighted Average Original Term (mo.)	356.3	1.001-2.000	51.9%
Weighted Average Remaining Term (mo.)	353.8	2.001-3.000	14.6%
Weighted Average Loan Age (mo.)	2.6	3.001-4.000	0.3%
Weighted Average Combined LTV	82.4%	4.001-5.000	9.5%
Non-Zero Weighted Average FICO	622		
Non-Zero Weighted Average DTI	40.6%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	96.9%	CA	53.9%
Second	3.1%	FL	5.8%
		GA	4.5%
Product Type		NY	3.5%
2/28 ARM (LIBOR)	68.2%	IL	3.2%
Fixed Rate	21.8%	TX	3.1%
3/27 ARM (LIBOR)	9.1%	**Occupancy Status**	
Balloon	1.0%	Primary Home	92.1%
		Investment	5.4%
		Second Home	2.5%

Collateral Characteristics – Group 3

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	118	$3,981,815.09	2.17%
50,000.01 - 100,000.00	185	13,422,073.19	7.33
100,000.01 - 150,000.00	65	7,927,842.92	4.33
150,000.01 - 200,000.00	41	7,064,638.67	3.86
200,000.01 - 250,000.00	17	3,750,809.85	2.05
250,000.01 - 300,000.00	7	1,909,241.94	1.04
300,000.01 - 350,000.00	78	26,162,311.07	14.29
350,000.01 - 400,000.00	107	40,196,754.78	21.96
400,000.01 - 450,000.00	48	20,569,525.31	11.24
450,000.01 - 500,000.00	47	22,504,635.96	12.29
500,000.01 - 550,000.00	16	8,472,196.00	4.63
550,000.01 - 600,000.00	8	4,627,385.57	2.53
600,000.01 - 650,000.00	24	15,271,845.87	8.34
650,000.01 - 700,000.00	2	1,353,494.32	0.74
700,000.01 - 750,000.00	1	748,319.71	0.41
750,000.01 - 800,000.00	2	1,528,974.89	0.84
800,000.01 - 850,000.00	2	1,657,813.94	0.91
900,000.01 - 950,000.00	1	932,035.24	0.51
950,000.01 - 1,000,000.00	1	999,137.34	0.55
Total:	**770**	**$183,080,851.66**	**100.00%**

Minimum: $9,946.15
Maximum: $999,137.34
Average: $237,767.34

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	4	$1,940,837.52	1.06%
6.001 - 6.500	22	8,726,736.93	4.77
6.501 - 7.000	63	27,015,917.82	14.76
7.001 - 7.500	85	33,950,244.10	18.54
7.501 - 8.000	89	32,632,336.42	17.82
8.001 - 8.500	78	24,555,316.74	13.41
8.501 - 9.000	101	21,780,260.35	11.90
9.001 - 9.500	60	10,356,042.39	5.66
9.501 - 10.000	42	5,566,964.94	3.04
10.001 - 10.500	55	4,139,181.92	2.26
10.501 - 11.000	59	5,577,368.18	3.05
11.001 - 11.500	62	3,119,428.78	1.70
11.501 - 12.000	19	1,962,347.78	1.07
12.001 - 12.500	11	702,807.89	0.38
12.501 - 13.000	9	660,903.45	0.36
13.001 - 13.500	1	9,946.15	0.01
13.501 - 14.000	10	384,210.30	0.21
Total:	**770**	**$183,080,851.66**	**100.00%**

Minimum: 5.750%
Maximum: 14.000%
Weighted Average: 8.139%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	59	$3,586,878.87	1.96%
181 - 240	4	219,972.48	0.12
301 - 360	707	179,274,000.31	97.92
Total:	**770**	**$183,080,851.66**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	8	$584,977.19	0.32%
171 - 180	51	3,001,901.68	1.64
181 - 240	4	219,972.48	0.12
301 - 360	707	179,274,000.31	97.92
Total:	**770**	**$183,080,851.66**	**100.00%**

Minimum: 133.0
Maximum: 360.0
Weighted Average: 353.8

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$31,979.46	0.02%
20.001 - 30.000	4	942,703.85	0.51
30.001 - 40.000	3	421,348.70	0.23
40.001 - 50.000	10	1,644,183.18	0.90
50.001 - 60.000	7	2,299,514.61	1.26
60.001 - 70.000	50	13,486,816.89	7.37
70.001 - 80.000	252	72,715,793.02	39.72
80.001 - 90.000	234	62,089,545.51	33.91
90.001 - 100.000	209	29,448,966.44	16.09
Total:	**770**	**$183,080,851.66**	**100.00%**

Non-Zero Minimum: 20.000%
Maximum: 100.000%
Non-Zero WA: 82.377%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
501 - 550	103	$19,007,060.05	10.38%
551 - 600	175	43,839,321.34	23.95
601 - 650	256	61,855,819.55	33.79
651 - 700	179	43,490,127.82	23.75
701 - 750	46	12,224,189.21	6.68
751 - 800	11	2,664,333.69	1.46
Total:	**770**	**$183,080,851.66**	**100.00%**

Non-Zero Minimum: 503
Maximum: 788
Non-Zero WA: 622

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	368	$82,234,884.00	44.92%
Cash Out Refinance	299	75,950,727.24	41.48
Rate/Term Refinance	68	16,516,511.78	9.02
Debt Consolidation	34	8,295,070.80	4.53
Construction Permanent	1	83,657.84	0.05
Total:	**770**	**$183,080,851.66**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	573	$131,967,565.77	72.08%
PUD	95	31,602,031.44	17.26
Condo	54	10,294,990.40	5.62
2-4 Family	30	7,668,911.41	4.19
Manufactured Housing	17	1,449,817.68	0.79
Townhouse	1	97,534.96	0.05
Total:	**770**	**$183,080,851.66**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	177	$58,710,606.59	32.07%
CA-N	120	39,941,087.28	21.82
FL	77	10,666,825.94	5.83
GA	60	8,282,192.97	4.52
NY	16	6,443,882.69	3.52
IL	23	5,881,333.66	3.21
TX	30	5,616,139.00	3.07
OH	46	4,514,661.68	2.47
HI	18	4,018,454.66	2.19
CO	13	3,718,001.33	2.03
MI	12	3,534,196.70	1.93
NJ	9	3,131,264.40	1.71
WA	15	2,914,217.52	1.59
AZ	13	2,808,043.13	1.53
NV	10	2,508,703.87	1.37
VA	9	2,068,948.15	1.13
MD	8	2,048,543.72	1.12
PA	15	1,996,764.58	1.09
OR	13	1,942,095.71	1.06
MA	6	1,729,610.49	0.94
NC	10	1,100,721.05	0.60
NE	5	1,059,771.38	0.58
LA	7	1,059,719.29	0.58
TN	17	1,006,215.73	0.55
CT	2	944,949.36	0.52
UT	2	858,039.19	0.47
IN	6	607,474.75	0.33
RI	2	553,182.33	0.30
NM	3	516,170.23	0.28
OK	3	472,830.70	0.26
Other	23	2,426,203.58	1.33
Total:	**770**	**$183,080,851.66**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	122	$30,759,053.45	16.80%
1% of Orig. Bal.	3	633,401.61	0.35
1% of UPB	10	3,746,085.27	2.05
2% of UPB	10	2,502,508.95	1.37
3 Mos. Int. on UPB	3	1,093,497.01	0.60
3% 2% 1% of UPB	3	464,973.86	0.25
3% of UPB	2	229,847.75	0.13
5% of UPB	16	1,734,116.56	0.95
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	273	94,571,956.33	51.66
6 Mos. Int. on 80% of Orig. Bal.	34	3,601,292.17	1.97
6 Mos. Int. on 80% of UPB	290	43,008,388.98	23.49
6% of UPB	4	735,729.72	0.40
Total:	**770**	**$183,080,851.66**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	467	$114,266,647.71	62.41%
Stated	256	58,487,934.40	31.95
Limited	43	9,329,703.53	5.10
No Ratio	2	599,003.96	0.33
No Documentation	2	397,562.06	0.22
Total:	**770**	**$183,080,851.66**	**100.00%**

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.001 - 3.500	2	$933,630.39	0.66%
3.501 - 4.000	2	1,122,925.65	0.79
4.001 - 4.500	3	1,210,479.09	0.86
4.501 - 5.000	5	2,224,988.20	1.57
5.001 - 5.500	10	3,142,752.23	2.22
5.501 - 6.000	138	51,018,277.90	36.08
6.001 - 6.500	132	46,324,792.60	32.76
6.501 - 7.000	60	20,531,204.37	14.52
7.001 - 7.500	24	8,055,894.62	5.70
7.501 - 8.000	19	4,116,924.09	2.91
8.001 - 8.500	7	1,313,083.21	0.93
8.501 - 9.000	7	779,272.99	0.55
9.001 - 9.500	1	129,015.75	0.09
9.501 - 10.000	1	65,048.39	0.05
10.001 >=	4	438,452.85	0.31
Total:	**415**	**$141,406,742.33**	**100.00%**

Minimum: 3.500%
Maximum: 11.240%
Weighted Average: 6.299%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	402	$139,166,652.83	98.42%
1.500	12	2,165,383.40	1.53
2.000	1	74,706.10	0.05
Total:	**415**	**$141,406,742.33**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.008%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.500	10	$3,014,718.17	2.13%
2.000	142	54,598,243.85	38.61
3.000	263	83,793,780.31	59.26
Total:	**415**	**$141,406,742.33**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 2.582%

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	3	$1,566,702.27	1.11%
12.001 - 12.500	10	4,082,025.96	2.89
12.501 - 13.000	25	12,159,247.95	8.60
13.001 - 13.500	45	19,421,572.32	13.73
13.501 - 14.000	64	26,096,604.53	18.45
14.001 - 14.500	71	25,966,983.74	18.36
14.501 - 15.000	71	24,056,493.43	17.01
15.001 - 15.500	34	11,323,296.99	8.01
15.501 - 16.000	25	5,758,340.51	4.07
16.001 - 16.500	17	3,760,239.35	2.66
16.501 - 17.000	19	3,136,973.77	2.22
17.001 - 17.500	14	1,605,530.34	1.14
17.501 - 18.000	9	1,742,460.08	1.23
18.001 - 18.500	3	253,315.20	0.18
18.501 - 19.000	4	423,634.87	0.30
19.001 - 19.500	1	53,321.02	0.04
Total:	**415**	**$141,406,742.33**	**100.00%**

Minimum: 11.875%
Maximum: 19.350%
Weighted Average: 14.324%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	4	$1,940,837.52	1.37%
6.001 - 6.500	21	8,399,039.26	5.94
6.501 - 7.000	48	21,479,098.80	15.19
7.001 - 7.500	66	28,119,399.99	19.89
7.501 - 8.000	70	28,433,900.53	20.11
8.001 - 8.500	56	20,415,888.32	14.44
8.501 - 9.000	49	15,031,368.88	10.63
9.001 - 9.500	24	6,494,155.48	4.59
9.501 - 10.000	22	3,836,868.60	2.71
10.001 - 10.500	16	2,156,641.12	1.53
10.501 - 11.000	19	2,960,661.63	2.09
11.001 - 11.500	10	915,547.25	0.65
11.501 - 12.000	5	769,511.56	0.54
12.001 - 12.500	2	114,528.56	0.08
12.501 - 13.000	3	339,294.83	0.24
Total:	**415**	**$141,406,742.33**	**100.00%**

Minimum: 5.750%
Maximum: 12.990%
Weighted Average: 7.928%

Collateral Characteristics – Group 3 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	1	$118,683.05	0.08%
2003-02	3	335,843.00	0.24
2003-03	3	216,307.61	0.15
2003-04	3	336,691.42	0.24
2003-05	6	608,380.85	0.43
2003-06	6	541,054.10	0.38
2003-07	5	482,131.94	0.34
2003-08	2	184,606.50	0.13
2003-09	5	787,307.55	0.56
2003-10	1	52,751.64	0.04
2003-11	6	811,802.60	0.57
2003-12	3	487,829.60	0.34
2004-01	3	302,377.73	0.21
2004-02	1	147,553.97	0.10
2004-03	3	441,814.79	0.31
2004-04	3	593,735.04	0.42
2004-05	3	291,815.39	0.21
2004-06	1	112,374.81	0.08
2004-07	2	761,780.25	0.54
2004-08	2	465,320.38	0.33
2004-09	14	6,177,101.99	4.37
2004-10	155	54,032,230.71	38.21
2004-11	141	58,221,586.52	41.17
2004-12	2	246,714.04	0.17
2005-02	1	83,657.84	0.06
2005-04	1	100,804.10	0.07
2005-10	17	5,848,991.82	4.14
2005-11	21	8,286,993.09	5.86
2005-12	1	328,500.00	0.23
Total:	**415**	**$141,406,742.33**	**100.00%**